UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483), except for the review report of the independent registered public accounting firm included on page 1 and all references thereto.

BANCO SANTANDER (BRASIL) S.A.

Item

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2012 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. (“Bank”) as of September 30, 2012 and the related statements of income and comprehensive income for the three and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Bank´s management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Other Issues

Statements of Value Added

We have also reviewed the consolidated statement of value added (DVA) for the nine-month period ended September 30, 2012, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and is considered as supplemental information for International Financial Reporting Standards - IFRS that does not require the presentation of DVA. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 24, 2012

/s/ Auditores Independentes	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Reais

ASSETS	Note	September 30, 2012 (unaudited)	December 31, 2011

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		63,052,728	65,938,003

FINANCIAL ASSETS HELD FOR TRADING	4-a	22,140,036	29,901,495
Debt instruments		16,632,718	25,298,804
Equity instruments		451,281	448,209
Trading derivatives	16-a	5,056,037	4,154,482

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4-a	1,334,612	665,369
Loans and amounts due from credit institutions		10,383	60,813
Debt instruments		133,235	230,037
Equity instruments		1,190,994	374,519

AVAILABLE-FOR-SALE FINANCIAL ASSETS	4-a	40,940,512	44,608,201
Debt instruments		40,213,914	43,300,354
Equity instruments		726,598	1,307,847

LOANS AND RECEIVABLES	4-a	224,685,692	202,757,191
Loans and amounts due from credit institutions		31,332,330	19,628,861
Loans and advances to customers	14	193,086,656	183,066,268
Debt instruments		266,706	62,062

HEDGING DERIVATIVES	16-a	79,075	80,708

NON-CURRENT ASSETS HELD FOR SALE	5	134,363	132,388

INVESTMENTS IN ASSOCIATES	6	459,267	422,225

TANGIBLE ASSETS		5,609,475	5,008,306

INTANGIBLE ASSETS		31,900,627	31,435,080
Goodwill	8-a	27,217,565	27,217,565
Other intangible assets	8-b	4,683,062	4,217,515

TAX ASSETS		19,697,156	16,250,373
Current		3,748,820	2,077,224
Deferred		15,948,336	14,173,149

OTHER ASSETS		2,661,358	2,686,743

TOTAL ASSETS		412,694,901	399,886,082

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Reais

LIABILITIES AND EQUITY	Note	September 30, 2012 (unaudited)	December 31, 2011

FINANCIAL LIABILITIES HELD FOR TRADING	9-a	5,692,538	5,047,288
Trading derivatives	16-a	5,278,192	4,709,660
Short positions		414,346	337,628

FINANCIAL LIABILITIES AT AMORTIZED COST	9-a	298,544,754	291,451,686
Deposits from Central Bank of Brazil and deposits from credit institutions		38,021,718	51,527,021
Customer deposits		182,242,292	174,473,891
Marketable debt securities		49,383,870	38,590,423
Subordinated liabilities		11,695,937	10,908,344
Other financial liabilities		17,200,937	15,952,007

HEDGING DERIVATIVES	16-a	182,023	36,071

PROVISIONS	10-a	9,176,889	9,515,295
Provisions for pensions funds and similar obligations		1,338,275	1,246,040
Provisions for contingent liabilities, commitments and other provisions		7,838,614	8,269,255

TAX LIABILITIES		14,109,382	11,875,899
Current		10,361,833	8,127,795
Deferred		3,747,549	3,748,104

OTHER LIABILITIES		3,886,769	3,927,851

TOTAL LIABILITIES		331,592,355	321,854,090

SHAREHOLDERS' EQUITY	11	79,696,688	77,044,886
Issued capital		62,634,585	62,634,585
Reserves		14,561,999	9,950,144
Treasury shares		(168,146)	(112,768)
Profit for the period attributable to the Parent		4,638,250	7,747,925
Less: Dividends and remuneration		(1,970,000)	(3,175,000)

OTHER COMPREHENSIVE INCOME		1,378,586	968,146

NON-CONTROLLING INTERESTS		27,272	18,960

TOTAL EQUITY		81,102,546	78,031,992
TOTAL LIABILITIES AND EQUITY		412,694,901	399,886,082

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. UNAUDITED CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Reais, except for per share data

		Three-month ended		Nine-month ended
		September 30,		September 30,
	Note	2012	2011	2012	2011

Interest and similar income		13,166,293	13,276,525	40,364,516	37,761,696
Interest expense and similar charges		(5,129,547)	(6,377,016)	(16,335,630)	(17,463,590)
INTEREST NET INCOME	14	8,036,746	6,899,509	24,028,886	20,298,106
Income from equity instruments	14	5,383	9,509	47,170	59,026
Income from companies accounted for by the equity method	6 & 14	22,621	13,147	58,875	46,596
Fee and commission income	14	2,474,563	2,232,174	7,180,181	6,487,825
Fee and commission expense	14	(505,725)	(396,292)	(1,440,141)	(1,003,717)
Gains (losses) on financial assets and liabilities (net)	14	219,152	(1,775,482)	(210,600)	(639,514)
Financial assets held for trading		(74,163)	(1,989,834)	(1,104,746)	(1,038,496)
Other financial instruments at fair value through profit or loss		47,932	58,529	335,824	60,948
Financial instruments not measured at fair value through profit or loss		236,825	193,430	555,736	377,328
Other		8,558	(37,607)	2,586	(39,294)
Exchange differences (net)	14	(8,429)	260,611	176,063	373,630
Other operating income (expense)	14	(141,560)	(45,141)	(484,379)	(220,844)
TOTAL INCOME		10,102,751	7,198,035	29,356,055	25,401,108
Administrative expenses	12 & 14	(3,315,433)	(3,086,048)	(9,742,018)	(9,012,412)
Personnel expenses		(1,797,648)	(1,644,573)	(5,275,003)	(4,841,624)
Other general expenses		(1,517,785)	(1,441,475)	(4,467,015)	(4,170,788)
Depreciation and amortization	14	(485,419)	(359,142)	(1,348,874)	(1,054,391)
Tangible assets		(233,157)	(146,266)	(542,835)	(419,917)
Intangible assets		(252,262)	(212,876)	(806,039)	(634,474)
Provisions (net)	14	(573,949)	(645,051)	(1,715,557)	(1,898,818)
Impairment losses on financial assets (net)	14	(3,780,569)	(2,702,761)	(11,674,930)	(7,062,263)
Loans and receivables	4-b.2	(3,780,569)	(2,702,761)	(11,674,930)	(7,062,263)
Impairment losses on other assets (net)	14	(16,448)	(9,294)	(8,238)	(23,257)
Other intangible assets		1,501	(2,918)	3,178	(11,868)
Other assets		(17,949)	(6,376)	(11,416)	(11,389)
Gains on disposal of assets not classified as non-current assets held for sale	7-a &14	395	3,676	2,316	5,163
Gains on non-current assets held for sale not classified as discontinued operations	14	(3,063)	11,746	9,691	16,565
OPERATING PROFIT BEFORE TAX		1,928,265	411,161	4,878,445	6,371,695
Income taxes		(462,384)	1,391,080	(230,240)	(415,540)
PROFIT FOR THE PERIOD		1,465,881	1,802,241	4,648,205	5,956,155
Profit attributable to the Parent		1,463,465	1,801,416	4,638,250	5,952,862
Profit (loss) attributable to non-controlling interests		2,416	825	9,955	3,293

EARNINGS PER SHARE (Brazilian Reais)
Basic earning per 1,000 share (Brazilian Reais - R$)
Common shares		3.51	4.31	11.13	14.25
Preferred shares		3.86	4.74	12.25	15.68
Diluted earning per 1,000 share (Brazilian Reais - R$)
Common shares		3.51	4.31	11.12	14.25
Preferred shares		3.86	4.74	12.24	15.68
Net profit attributable - basic (Brazilian Reais - R$)
Common shares		745,828	918,001	2,363,760	3,033,578
Preferred shares		717,637	883,415	2,274,490	2,919,284
Net profit attributable - diluted (Brazilian Reais - R$)
Common shares		745,820	918,001	2,363,728	3,033,578
Preferred shares		717,645	883,415	2,274,522	2,919,284
Weighted average shares outstanding (in thousands) - basic
Common shares		212,286,598	212,841,732	212,334,093	212,841,732
Preferred shares		185,693,293	186,202,385	185,740,895	186,202,385
Weighted average shares outstanding (in thousands) - diluted
Common shares		212,395,405	212,841,732	212,483,921	212,841,732
Preferred shares		185,792,208	186,202,385	185,877,103	186,202,385

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Reais

	Three-month ended		Nine-month ended
	September 30,		September 30,
	2012	2011	2012	2011

PROFIT FOR THE PERIOD	1,465,881	1,802,241	4,648,205	5,956,155

OTHER COMPREHENSIVE INCOME	(87,570)	407,282	410,440	165,527
Available-for-sale financial assets	(139,116)	759,500	1,165,156	379,499
Valuation adjustments	97,709	952,930	1,720,892	756,827
Amounts transferred to income statement	(236,825)	(193,430)	(555,736)	(377,328)
Cash flow hedges	(10,244)	(9,844)	(450,653)	(12,114)
Valuation adjustments	(10,244)	(9,844)	(450,490)	(12,114)
Amounts transferred to income statement	-	-	(163)	-
Net investment hedge	(35,952)	-	(240,267)	-
Exchange variation of investees located abroad	35,952	-	240,267	-
Income taxes	61,790	(342,374)	(304,063)	(201,858)
TOTAL COMPREHENSIVE INCOME	1,378,311	2,209,523	5,058,645	6,121,682

Attributable to the parent	1,375,895	2,208,698	5,048,690	6,118,389
Attributable to non-controlling interests	2,416	825	9,955	3,293
TOTAL	1,378,311	2,209,523	5,058,645	6,121,682

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Reais

		Equity Attributable to the Parent										Non-controlling Interests	Total Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Available-for-sale	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2010		62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	949,597	-	(165,842)	73,355,318	8,076	73,363,394

Total comprehensive income		-	-	-	5,952,862	-	5,952,862	173,290	-	(7,763)	6,118,389	3,293	6,121,682
Other Changes in Equity
Appropriation of net profit		-	7,382,093	-	(7,382,093)	-	-	-	-	-	-	-	-
Dividends and interest on capital		-	(3,540,000)	-	-	1,140,000	(2,400,000)	-	-	-	(2,400,000)	-	(2,400,000)
Equity-instruments-based payment		-	8,778	-	-	-	8,778	-	-	-	8,778	-	8,778
Treasury shares		-	-	(100,949)	-	-	(100,949)	-	-	-	(100,949)	-	(100,949)
Treasury shares income		-	5	-	-	-	5	-	-	-	5	-	5
Other		-	-	-	-	-	-	-	-	-	-	(315)	(315)
Balances at September 30, 2011		62,634,585	9,945,761	(100,949)	5,952,862	(2,400,000)	76,032,259	1,122,887	-	(173,605)	76,981,541	11,054	76,992,595

Balances at December 31, 2011		62,634,585	9,950,144	(112,768)	7,747,925	(3,175,000)	77,044,886	960,199	-	7,947	78,013,032	18,960	78,031,992

Total comprehensive income		-	-	-	4,638,250	-	4,638,250	659,349	144,160	(393,069)	5,048,690	9,955	5,058,645
Other Changes in Equity
Appropriation of net profit		-	7,747,925	-	(7,747,925)	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(3,175,000)	-	-	1,205,000	(1,970,000)	-	-	-	(1,970,000)	-	(1,970,000)
Equity-instruments-based payment		-	39,508	-	-	-	39,508	-	-	-	39,508	-	39,508
Treasury shares	11-c	-	-	(55,378)	-	-	(55,378)	-	-	-	(55,378)	-	(55,378)
Treasury shares income		-	9	-	-	-	9	-	-	-	9	-	9
Other		-	(587)	-	-	-	(587)	-	-	-	(587)	(1,643)	(2,230)
Balances at September 30, 2012		62,634,585	14,561,999	(168,146)	4,638,250	(1,970,000)	79,696,688	1,619,548	144,160	(385,122)	81,075,274	27,272	81,102,546

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Reais

		September 30,
	Note	2012	2011
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period		4,648,205	5,956,155
Adjustments to net profit		12,627,335	8,522,096
Depreciation of tangible assets		542,835	419,917
Amortization of intangible assets		806,039	634,474
Impairment losses on other assets (net)		8,238	23,257
Provisions and Impairment losses on financial assets (net)		13,390,487	8,961,081
Net gains on disposal of tangible assets, investments and non-current assets held for sale		(12,007)	(21,728)
Share of results of entities accounted for using the equity method	6-b	(58,875)	(46,596)
Changes in deferred tax assets and liabilities		(2,079,805)	(1,456,499)
Others		30,423	8,190
Net (increase) decrease in operating assets		(4,823,215)	(47,716,739)
Cash and Balance with the Brazilian Central Bank		3,036,787	(8,153,086)
Financial assets held for trading		7,761,459	(4,961,910)
Other financial assets at fair value through profit or loss		(669,243)	(4,268,188)
Available-for-sale financial assets		4,832,805	3,348,367
Loans and receivables		(17,519,866)	(30,562,581)
Other assets		(2,265,157)	(3,119,341)
Net increase (decrease) in operating liabilities		3,243,309	23,975,564
Financial liabilities held for trading		645,250	1,852,452
Financial liabilities at amortized cost		576,607	19,003,979
Other liabilities		2,021,452	3,119,133
Payments of taxes		(1,736,507)	(2,010,944)
Total net cash flows from operating activities (1)		13,959,127	(11,273,868)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments		(2,240,295)	(1,511,440)
Capital increase of investments in associates		-	(6,356)
Tangible assets	7	(883,342)	(673,924)
Intangible assets		(1,356,953)	(831,160)
Divestments		27,527	28,834
Tangible assets	7	9,749	22,871
Dividends and interest on capital received		17,778	5,963
Total net cash flows from investing activities (2)		(2,212,768)	(1,482,606)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	11-c	(55,378)	(100,949)
Issuance of other long-term liabilities	9-b.3	22,987,898	24,650,670
Dividends paid and interest on capital		(2,493,531)	(3,965,286)
Payments of other long-term liabilities	9-b.3	(15,949,071)	(9,817,791)
Increase/Decrease in non-controlling interests		(478)	(315)
Total net cash flows from financing activities (3)		4,489,440	10,766,329
NET DECREASE IN CASH (1+2+3)		16,235,799	(1,990,145)
Cash and cash equivalents at beginning of period		9,017,406	9,346,899
Cash and cash equivalents at end of period		25,253,205	7,356,754

Cash and cash equivalents components
Cash		3,622,871	3,500,507
Loans and other		21,630,334	3,856,247
Total of cash and cash equivalents		25,253,205	7,356,754

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		10,888	134,831
Dividends and interest on capital declared but not paid	11-b	501,164	412,404
Supplemental information
Interest received		41,493,536	36,912,171
Interest paid		17,318,346	17,121,627

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Reais - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 14): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage, and (iii) Asset Management, asset management, insurance brokerage, private pension and capitalization. Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

The consolidated interim financial statements for the period ended on September 30, 2012 was approved by the Board of directors at the meeting held on October 24, 2012.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as adopted by the IASB. To properly understand the information in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2011.

The accounting policies and methods used in preparing these consolidated interim financial statements are the same as those applied in the consolidated financial statements for 2011.

Paragraph 10 of revised IAS 1 - Presentation of Financial Statements provides the possibility of changing the names of the financial statements. The terminology to be used to refer to the financial statements is as follows:

• Balance sheet becomes the statement of financial position;
• Statement of recognized income and expense becomes the statement of comprehensive income; and
• Cash flow statement becomes the statement of cash flows.

The Bank has opted to present income and expense items in two separate statements. Additionally, in preparing the consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2011 and 2010. Bank began to adopt the terminology statement of comprehensive income from March 31, 2012.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective on July 1, 2012. The following standards and interpretations that are applicable to the Bank:

• Amendment to IAS 1 - Presentation of Financial Statements - The IASB issued amendments to IAS 1 "Presentation of items of Comprehensive Income". The changes are the result of a joint project with the Financial Accounting Standards Board (FASB) and provides guidance on the presentation of items contained in the statement of comprehensive income and its respective classification. The purpose of this amendment is to clarify which items may or not may subsequently be reclassified to the income statement.

Standards and Interpretations effective subsequent to September 30, 2012

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) All recognized financial assets that are currently in the scope of IAS 39 will be measured at either amortized cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

• Amendment to IFRS 7 - Financial Instruments: disclosures - encourages qualitative disclosures in the context of the quantitative disclosure required to help users in comparing the financial statements.

• IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

• IFRS 11 - Joint Arrangements - introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

- Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses.

- Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method.

• IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to allow that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

• IAS 27 - Consolidated and Separate Financial Statements (2011) - keeps the requirements relating to separate financial statements. The other portions of IAS 27 (2008) are replaced by IFRS 10.

• IAS 28 - Investments in Associates (2011) - amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

• IFRS 13 - Fair Value Measurement - On May 12, 2011, the IASB also issued IFRS 13, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

• IAS 19 – Employee Benefits (2011) - On June 16, 2011, the IASB issued a new version of IAS 19, which mainly determines changes in accounting for defined benefit plans eliminating the option of the current model for the application of the “corridor” method for recognition of actuarial gains and losses.

Eliminating the application of the “corridor” method, actuarial gains and losses are fully recognized in equity of the sponsoring entity in other comprehensive income and in the case of Banco Santander, its financial statements will fully reflect the deficits of the defined benefit plans that may eventually occur.

Excep to IFRS 9 and their disclosure items referred to transient changes in IFRS 7 for which the IASB postponed on December 16, 2011 the date for mandatory adoption to January 2015 the others standards have an effective date for annual periods beginning on January 2013, with earlier application permitted. The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying of the others items of IFRS.

The managers does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to: (i) IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard and, (ii) the new version of IAS 19, which effects of the first adoption will be recorded as a change in accounting policies in accordance with the requirements of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and disclosure notes.

The main estimates are further discussed on the December 31, 2011, 2010 and 2009 consolidated financial statements. In the period ended on September 30, 2012 there were no significant changes in the estimates made at 2011 year-end besides those indicated in these interim financial statements.

d) Provisions, Contingent assets and liabilities

Note 2-q to the Bank's consolidated financial statements for the year ended December 31, 2011, 2010 and 2009 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2011 and these interim financial statements' reporting date.

e) Comparative information

The information for 2011 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the information relating to the nine-month periods ended September 30, 2012.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the nine-month periods ended September 30, 2012.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in values and with original maturity lower than ninety days were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

i) Functional currency and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Reais, functional currency and presentation of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

j) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end.

Note 2-d to the Bank's consolidated financial statements for the year ended December 31, 2011, 2010 and 2009 includes information on the valuation techniques of financial assets and liabilities.

There were no reclassifications between the Level 1 and Level 2 in the period ended on September 30, 2012 and December 31, 2011. On September 30, 2012 and December 31, 2011 the Bank did not have any financial instrument classified as Level 3.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 6.

3. Change in the scope of consolidation

a) Establishment of foreign subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil Establecimiento Financieiro de Credito, S.A. (Santander EFC), in order to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The pay up the share capital of the subsidiary, was carried out, amounting €748 million.

b) Sale of Zurich Santander Brasil Seguros e Previdência S.A. (new corporate name of Santander Seguros S.A.)

Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction"), by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A.) for (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741,102 (received in October 5,2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463, main represented by R$21,551,422 of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349,428, main represented by R$21,278,718 of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$424,292, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and that is currently the owner of the shares initially transferred to Zurich Santander.

The final sale and purchase price based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products during 25 years, through its network branch, with the exception of automobile insurance not included in the scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to the received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

c) Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of the split portion to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização's S.A. capital. The partial spin-off was approved by Susep on August 9, 2011.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at September 30, 2012 and December 31, 2011 is as follows:

	September 30, 2012

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	10,383	-	31,332,330	31,342,713
Of which:
Loans and amounts due from credit institutions, gross	-	10,383	-	31,408,113	31,418,496
Impairment losses (note 4-b.2)	-	-	-	(75,783)	(75,783)
Loans and advances to customers	-	-	-	193,086,656	193,086,656
Of which:
Loans and advances to customers, gross (1) (2)	-	-	-	206,658,415	206,658,415
Impairment losses (note 4-b.2)	-	-	-	(13,571,759)	(13,571,759)
Debt instruments	16,632,718	133,235	40,213,914	266,706	57,246,573
Equity instruments	451,281	1,190,994	726,598	-	2,368,873
Trading derivatives	5,056,037	-	-	-	5,056,037
Total	22,140,036	1,334,612	40,940,512	224,685,692	289,100,852

	December 31, 2011

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	-	60,813	-	19,628,861	19,689,674
Of which:
Loans and amounts due from credit institutions, gross	-	60,813	-	19,690,528	19,751,341
Impairment losses (note 4-b.2)	-	-	-	(61,667)	(61,667)
Loans and advances to customers	-	-	-	183,066,268	183,066,268
Of which:
Loans and advances to customers, gross (1)	-	-	-	194,184,437	194,184,437
Impairment losses (note 4-b.2)	-	-	-	(11,118,169)	(11,118,169)
Debt instruments	25,298,804	230,037	43,300,354	62,062	68,891,257
Equity instruments	448,209	374,519	1,307,847	-	2,130,575
Trading derivatives	4,154,482	-	-	-	4,154,482
Total	29,901,495	665,369	44,608,201	202,757,191	277,932,256

(1) On September 30, 2012, the balance recorded in “loans and advances to clients” related to assignment of receivables is R$552,391 (on December 31, 2011 – R$686,587), and R$541,814 (on December 31, 2011 – R$686,015) of “Other Financial Liabilities - Financial Liabilities associated with transfer of assets”.

(2) In the third quarter of 2012, there was no buying activity, through its subsidiary in Madrid. In the second quarter of 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - Agency of New York and London Agency, under commutation, portfolio of contracts, financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the policy for Transactions with Related Parties of the Bank, including approval by the Board and supported by assessment prepared by an independent specialized company.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2011, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated shareholders' equity under “Other Comprehensive Income”.

Items charged or credited to “Other Comprehensive Income” remain in the Bank's consolidated shareholders' equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

As at September 30, 2012 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the totally of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the nine-months periods ended September 30, 2012 and 2011 were as follows:

			September 30,
			2012	2011

Balance at beginning of the period			11,179,836	9,191,762
Impairment losses charged to income for the period – Loans and receivables			12,747,440	8,385,581
Write-off of impaired balances against recorded impairment allowance			(10,279,734)	(6,618,579)
Exchanges differences and others items			-	10,193
Balance at end of the period			13,647,542	10,968,957
Recoveries of loans previously charged off			1,072,510	1,323,318

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$11,674,930 and R$7,062,263 in the nine-month periods ended September 30, 2012 and 2011, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the nine-month periods ended September 30, 2012 and 2011 is as follows:

			September 30,
			2012	2011

Balance at beginning of the period			13,072,693	9,348,648
Net additions			13,189,234	9,598,367
Written-off assets			(10,279,734)	(6,618,579)
Balance at end of the period			15,982,193	12,328,436

5. Non-current assets held for sale

At September 30, 2012 and December 31, 2011, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

6. Investments in associates and joint ventures

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments
	September 30,	December 31,	September 30,	December 31,
	2012	2011	2012	2011

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)
	39.89%	39.64%	398,805	132,514
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)	-	39.88%	-	232,017
Norchem Participações e Consultoria S.A. (1) (3)	50.00%	50.00%	23,805	22,528
Norchem Holding e Negócios S.A. (3)	21.75%	21.75%	22,685	24,200
Cibrasec - Companhia Brasileira de Securitização (3) (4)	13.64%	13.64%	10,263	10,287
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	11.11%	11.11%	3,709	679
Total			459,267	422,225

	Results of Investments
	Three-month ended September 30,		Nine-month ended September 30,
	2012	2011	2012	2011

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)
	21,608	5,435	43,454	20,854
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)	-	7,506	9,274	21,203
Norchem Participações e Consultoria S.A. (1) (3)	428	763	1,276	2,301
Norchem Holding e Negócios S.A. (3)	363	(388)	1,094	1,293
Cibrasec - Companhia Brasileira de Securitização (3) (4)	57	(169)	745	945
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	165	-	3,032	-
Total	22,621	13,147	58,875	46,596

(1) Joint-controlled company.

(2) At the Extraordinary General Meeting held on May 31, 2012 of Companhia de Arrendamento Mercantil RCI Brasil (Leasing RCI Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (Financeira RCI Brasil), their respective shareholders approved the proposed merger of shares of Leasing RCI Brasil to the equity of Financeira RCI Brasil on the base date of March 31, 2012 becoming the Leasing RCI Brasil an indirect participation of the Bank.

(3) Companies delayed by one month for the calculation of equity.

(4) Although the participations was less than 20%, the Bank exercises control over the entity together with other major shareholders through a shareholders' agreement where no business decision can be taken by a single shareholder.

(*) Associates companies and joint ventures do not have their shares listed on the Stock Exchange.

(**) The Bank does not have collateral with associates and joint ventures.

(***) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

b) Changes

The changes in the balance of this item in the nine-month periods ended September 30, 2012 and 2011 were as follows:

		September 30,
		2012	2011

Balance at beginning of period		422,225	370,586
Capital increases		-	6,107
Income from companies accounted for by the equity method		58,875	46,596
Dividends proposed/received		(21,873)	(5,963)
Others		40	249
Balance at end of period		459,267	417,575

c) Impairment losses

No impairment was accounted with respect to investments in associates and joint ventures in the period ended on September 30, 2012 and December 31, 2011.

7. Tangible assets

a) Changes

In the nine-month periods ended September 30, 2012 and 2011 tangible asset items were acquired for R$883,340 and R$673,924, respectively. Also, in the nine-month periods ended on September 30, 2012 and 2011 tangible asset items were disposed, and the carrying amounts was R$7,433 and R$13,857, respectively, giving rise to net gains on disposal of R$2,316 and R$5,163, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended on September 30, 2012 and 2011.

c) Tangible asset purchase commitments

On September 30, 2012 the Bank has contractual commitments for the purchase of tangible assets in the amount of R$18,872.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 14).

The base used to evaluate the impairment test is the value in use. For this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates of the financial system (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

The impairment test of goodwill was conducted as at December 31, 2011, and for the current period was not identified any evidence of impairment.

		September 30, 2012	December 31, 2011

Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/Commercial Banking		27,217,565	27,217,565
Total		27,217,565	27,217,565

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

	Estimated Useful Life	September 30, 2012	December 31, 2011

With finite lives:
IT developments	3 years	3,237,242	2,981,909
Customer relationship (1)	(1)	4,734,554	4,514,257
Other assets	Up 5 years	208,961	205,498
Amortization		(3,213,341)	(2,860,422)
Impairment losses (2)		(284,354)	(623,727)
Total		4,683,062	4,217,515

(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.

(2) Includes impairment loss of the asset recorded for the purchase of the payroll of public entities.

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at September 30, 2012 and December 31, 2011 is as follows:

	September 30, 2012
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank of Brazil and deposits from credit institutions	-	38,021,718	38,021,718
Customer deposits	-	182,242,292	182,242,292
Marketable debt securities	-	49,383,870	49,383,870
Trading derivatives	5,278,192	-	5,278,192
Subordinated liabilities	-	11,695,937	11,695,937
Short positions	414,346	-	414,346
Other financial liabilities	-	17,200,937	17,200,937
Total	5,692,538	298,544,754	304,237,292

	December 31, 2011
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank of Brazil and deposits from credit institutions	-	51,527,021	51,527,021
Customer deposits	-	174,473,891	174,473,891
Marketable debt securities	-	38,590,423	38,590,423
Trading derivatives	4,709,660	-	4,709,660
Subordinated liabilities	-	10,908,344	10,908,344
Short positions	337,628	-	337,628
Other financial liabilities	-	15,952,007	15,952,007
Total	5,047,288	291,451,686	296,498,974

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		September 30, 2012	December 31, 2011

Demand deposits (1)		228,907	133,567
Time deposits (2)		26,433,063	27,022,696
Repurchase agreements		11,359,748	24,370,758
Total		38,021,718	51,527,021
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.

b.2) Customer deposits

		September 30, 2012	December 31, 2011

Demand deposits
Current accounts (1)		11,903,913	13,561,003
Savings accounts		25,726,909	23,293,434
Time deposits		82,840,629	83,941,820
Repurchase agreements		61,770,841	53,677,634
Total		182,242,292	174,473,891
(1) Non-interest bearing accounts.

b.3) Marketable debt securities

		September 30, 2012	December 31, 2011

Real estate credit notes - LCI (1)		10,641,330	8,550,108
Bonds and other securities		10,354,687	6,539,765
Treasury Bills (2)		24,116,733	19,926,031
Securitization notes (MT100) (3)		2,207,049	2,152,543
Agribusiness credit notes - LCA		1,889,532	1,341,232
Debentures (4)		174,539	80,744
Total		49,383,870	38,590,423

(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chatell mortgage on property. On September 30, 2012, there are maturities between 2012 and 2015.

(2) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2012, have a maturity between 2012 to 2017.

(3) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(4) Debentures issued by the subsidiary MS Participações in three series (November 2011 – R$82,122, March 2012 – R$47,592 and May 2012 – R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on November 21, 2012.

The changes in the balance of Marketable debt instruments in the nine-month periods ended September 30, 2012 and 2011 were as follows:

						September 30,
						2012	2011

Balance at beginning of the period						38,590,423	20,086,645
Issues						22,987,898	24,650,670
Payments						(15,949,071)	(9,817,791)
Interest						2,815,833	2,292,409
Exchange differences and Others						938,787	899,596
Balance at end of the period						49,383,870	38,111,529

The Composition of "Eurobonds and other securities" is as follows:

					Interest	September 30, 2012	December 31, 2011
		Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds		March-11	March-14	US$	Libor + 2.1%	2,438,739	2,252,536
Eurobonds		April and November-10	April-15	US$	4.5%	1,749,338	1,617,341
Eurobonds		January and June-11	January-16	US$	4.3%	1,708,231	1,608,424
Eurobonds		September-12	February-17	US$	4.6%	2,757,547	-
Eurobonds		November-05	November-13	R$	17.1%	347,076	333,182
Eurobonds		June-11	December-14	CHF	3.1%	332,465	300,803
Eurobonds		April-12	April-16	CHF	3.3%	329,539	-
Others						691,752	427,479
Total						10,354,687	6,539,765

As at September 30, 2012 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

The Composition of "Securitization notes - MT100" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a.)		September 30, 2012	December 31, 2011

2008-1 Series (1)	May-08	March-15	US$	6.2%		207,960	265,203
2008-2 Series (1) (2)	August-08	September-17	US$	Libor (6 months) +0.8%		812,567	753,126
2009-1 Series (1)	August-09	September-14	US$	Libor (6 months) + 2.1%		68,800	94,494
2009-2 Series (1) (3)	August-09	September-19	US$	6.3%		101,706	95,435
2010-1 Series (1) (4)	December-10	March-16	US$	Libor (6 months) + 1.5%		507,954	471,594
2011-1 Series (1) (5)	May-11	March-18	US$	4.2%		203,297	189,790
2011-2 Series (1) (6)	May-11	March-16	US$	Libor (6 months) + 1.4%		304,765	282,901
Total						2,207,049	2,152,543
(1) Charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).
(3) Notional will be paid in 14 semiannual installments from March 2013.
(4)Notional will be paid in 7 semiannual installments from March 2013.
(5)Notional will be paid in 9 semiannual installments from March 2014.
(6)Notional will be paid in 5 semiannual installments from March 2014.

b.4) Subordinated liabilities

The Composition of "Subordinated Deposit Certificates" is as follows:

						September 30, 2012	December 31, 2011
	Issuance	Maturity(1)	Issuance Value	Interest Rate (p.a.)		Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 million	105.0% CDI		2,995,808	2,801,102
Subordinated Deposit Certificates	October-06	September-16	R$850 million	104.5% CDI		1,620,878	1,516,018
Subordinated Deposit Certificates	July-07	July-14	R$885 million	104.5% CDI		1,526,753	1,427,982
Subordinated Deposit Certificates	April-08	April-13	R$600 million	100.0% CDI + 1.3%		990,940	920,870
Subordinated Deposit Certificates	April-08	April-13	R$555 million	100.0% CDI + 1.0%		911,772	848,876
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI		879,879	822,956
Subordinated Deposit Certificates	January-07	January-13	R$300 million	104.0% CDI		551,747	516,217
Subordinated Deposit Certificates	August-07	August-13	R$300 million	100.0% CDI + 0.4%		515,544	482,026
Subordinated Deposit Certificates	January-07	January-14	R$250 million	104.5% CDI		461,019	431,194
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)		453,406	422,628
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 million	IPCA (3)		476,199	431,919
Subordinated Deposit Certificates	November-08	November-14	R$100 million	120.5% CDI		157,903	146,183
Subordinated Deposit Certificates	February-08	February-13	R$85 million	IPCA +7.9%		154,089	140,373
Total						11,695,937	10,908,344
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.

Changes in the balance of "Subordinated liabilities" in nine-month periods ended September 30, 2012 and 2011 were as follows:

	September 30,
	2012	2011

Balance at beginning of the period	10,908,344	9,695,105
Interest	787,593	907,419
Balance at end of the period	11,695,937	10,602,524

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

	September 30, 2012	December 31, 2011

Provisions for pensions funds and similar obligations	1,338,275	1,246,040
Provisions for judicial and administrative proceedings, commitments and other provisions	7,838,614	8,269,255
Of which:
Provisions for judicial and administrative proceedings, commitments and other provisions (1)	6,857,055	7,276,568
Provisions for judicial and administrative proceedings under the responsibility of former controlling stockholders (note 10 b.4 )	981,559	992,687
Total	9,176,889	9,515,295
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Banco Santander´s policy is to register the provisions in accordance with the criteria defened by IAS 37 – Provisons, Contingent Liabilities and Contingent Assets.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

b.1) Legal obligations and tax and social security contingencies

The main judicial and administrative proceedings involving tax and social security obligations are:

• PIS and Cofins - R$8,220,932 (December 31, 2011 - R$6,833,010): The Bank and its companies filed lawsuits seeking to invalidate the provisions of Law No. 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,102,723 (December 31, 2011 - R$979,938) – The Bank and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11,727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

• CSLL - equal tax treatment - R$50,398 (December 31, 2011 - R$49,314) - The Bank and its companies filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$722,069 (December 31, 2011 - R$542,443): The Bank and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$324,764 (December 31, 2011 - R$288,137): The Bank and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

b.2) Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

b.3) Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$966,673, R$12,130 and R$2,756 (December 31, 2011 - R$969,485, R$14,150 and R$9,052), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of integral reimbursement by the former controlling stockholders, whose respective rights were recorded under other assets.

b.5) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of September 30, 2012 amounts related to these claims are approximately R$581 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of September 30, 2012 amounts related to this period are approximately R$219 million.

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to met the relevant requirements under applicable law. As of September 30, 2012 the amount related to this challenge is approximately R$340 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

• CSLL - Favorable and unappealable decision - The Bank challenged the Federal Revenue Services allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law 7,689/1988 and Law 7,787/1989. In January 2012 the risk was changed to remote loss because the thesis of prescription was accepted. As of September 30, 2012 amounts related to these actions are approximately R$164 million.

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controller of Zurich Santander Brasil Seguros e Previdência S.A. As of September 30, 2012 the amount related to this proceeding is approximately R$221 million.

• Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados or “PLR”) – The Bank and the subsidiaries are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of September 30, 2012 amounts related to these proceedings totaled approximately R$279 million.

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

11. Equity

a) Issued capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

	Thousand shares
	September 30, 2012			December 31, 2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	17,562,302	17,371,111	34,933,413	16,000,704	16,052,894	32,053,598
Foreign Residents	195,279,430	168,831,274	364,110,704	196,841,028	170,149,491	366,990,519
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(560,292)	(509,357)	(1,069,649)	(391,254)	(355,685)	(746,939)
Total outstanding	212,281,440	185,693,028	397,974,468	212,450,478	185,846,700	398,297,178

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

			September 30, 2012
				Reais per Thousand Shares / Units
				Common	Preferred	Units

Interest on capital (1)(4)			400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)			490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)			410,000	0.9842	1.0827	108.2708
Interest on capital (3) (4)			170,000	0.4081	0.4489	44.8927
Interim Dividends (6) (7)			350,000	0.8402	0.9243	92.4273
Intercalary Dividends (6) (8)			150,000	0.3601	0.3961	39.6117
Total			1,970,000

(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.

(2) Established by the Board of Directors in June, 2012.

(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.

(4) The amount of interest on capital and intercalary dividends will be allocated entirely to the mandatory distribution of income for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.

(5) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.

(6) Established by the Board of Directors in September, 2012.

(7) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and will be paid from February 26, 2013, without any compensation to monetary.

(8) The amount of the interim dividend will be fully imputed to the mandatory dividend for the year of 2012 and will be paid from February 26, 2013, without any compensation to monetary.

			December 31, 2011
				Reais per Thousand Shares / Units
				Common	Preferred	Units

Interest on capital (1)(5)(9)			600,000	1.4366	1.5802	158.0216
Reserve for equalization dividend (2)(5)			273,840	0.6556	0.7212	72.1211
Interim Dividends (2)(5)(9)			476,160	1.1401	1.2541	125.4059
Interest on capital (3)(5)(9)			550,000	1.3168	1.4485	144.8532
Interim Dividends (4)(5)(9)			100,000	0.2394	0.2634	26.3369
Interest on capital (6)(8)(9)			400,000	0.9592	1.0551	105.5127
Interim Dividends (7) (8) (9)			775,000	1.8590	2.0449	204.4944
Total			3,175,000

(1) Established by the Board of Directors in March, 2011, Common Shares - R$1.2211, Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.

(2) Established by the Board of Directors in May, 2011.

(3) Established by the Board of Directors in June, 2011, Common Shares - R$1.1193, Preferred Shares - R$1.2313 and Units - R$123.1252, net of taxes.

(4) Established by Board of Directors in June, 2011.

(5) The amount of interest on capital and dividends intermediate/intercalary was paid on August 29, 2011.

(6) Established by the Board of Directors in September, 2011, Common Shares - R$0.8153, Preferred Shares - R$0.8969 and Units - R$89.6858, net of taxes.

(7) Established by Board of Directors in December 2011.

(8) The amount of interest on capital and the interim dividend were paid on February 28, 2012.

(9) The amount of interim dividends and interest on capital were allocated entirely to the mandatory distribution of income for the year 2011.

c) Treasury Shares

At the meeting of Board Directors on August 24, 2011, the Buyback Program in force was canceled and a new Buyback Units Program issued by the Bank was approved, for held in treasury or subsequent sale valid up to August 24, 2012. In a meeting held on August 24, 2012 the Board of Directors decided to approve the renewal of the buyback program certificate of deposit of shares ("Units") until August 24, 2013.

The current Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) enabling the payment of directors, managerial employees and other employees of the Bank and companies under its control, in according with Resolution n. 3921, of November 25, 2010, of the National Monetary Council, pursuant to the Plan of Long-Term Incentive; and (3) enable the management of risk arising from the provision , by the Bank, of market maker services in Brazil for certain index funds, where the Units are included in the index theoretical portfolio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection (“hedge”) against the price fluctuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding on July 31, 2012 to approximately 1.5% of the outstanding shares, same percentage previous Buyback Program.

In 2012 was acquired 3,073,418 Units which held in treasury. The balance accumulated of treasury shares on September 30, 2012, amounting to 8,454,218 Units (December 31, 2011 – 5,380,800) equivalent to R$132,183 (December 31, 2011 – R$79,547). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$14.10, R$15.64 and R$18.52. In 2011 was acquired and held in treasury 1,732,900 ADRs, in the amount of R$35,962 (December 31, 2011 - R$33,221). The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on September 30, 2012 was R$14.82 per Unit and US$7.37 per ADR.

Additionally, during the period of nine-month ended in September 30, 2012, treasury shares were traded, refer to the services of a market maker that resulted in a gain of R$9 recorded directly in equity in capital reserves.

12. Breakdown of income accounts

a) Personnel expenses

	Three-month ended		Nine-month ended
	September 30,		September 30,
	2012	2011	2012	2011

Wages and salaries	1,119,639	1,086,880	3,288,306	3,137,244
Social security costs	291,355	247,476	854,662	764,846
Benefits	247,574	212,604	724,714	643,948
Defined benefit pension plans	10,665	3,282	32,019	9,248
Contributions to defined contribution pension funds	17,633	12,916	46,528	40,224
Share-based payment costs	21,839	5,109	44,729	25,847
Training	35,784	27,586	90,050	78,005
Other personnel expenses	53,159	48,720	193,995	142,262
Total	1,797,648	1,644,573	5,275,003	4,841,624

b) Other general administrative expenses

	Three-month ended		Nine-month ended
	September 30,		September 30,
	2012	2011	2012	2011

Property, fixtures and supplies	286,550	280,592	865,866	800,869
Technology and systems	257,318	240,971	796,566	767,526
Advertising	131,407	129,782	339,208	332,157
Communications	144,180	143,982	424,888	429,070
Per diems and travel expenses	45,805	46,155	122,646	112,981
Taxes other than income tax	13,187	17,744	49,874	42,291
Surveillance and cash courier services	146,037	133,325	422,994	379,401
Insurance premiums	3,154	1,425	8,748	6,265
Specialized and technical services	437,758	395,313	1,274,837	1,146,743
Technical reports	98,912	90,496	279,823	261,451
Others specialized and technical services	338,846	304,817	995,014	885,292
Other administrative expenses	52,389	52,186	161,388	153,485
Total	1,517,785	1,441,475	4,467,015	4,170,788

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The main assumptions used as of September 30, 2012 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2011, except by the fair value of shares on SOP plan 2014 - R$6.45 (December 31, 2011 - R$5.81).

On nine-month ended September 30, 2012 daily pro-rata expenses amounting R$34,815 (2011 - R$8,778), relating to the SOP plan and R$11,042 (2011 - R$10,045) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$2,362 (2011 - R$6,328) as "Gains (losses) on financial assets and liabilities (net) - Others".

The stock options of Plan SOP may dilute the basic earnings per share in the future. On September 30, 2012, these options were included in the calculation of diluted earnings per share. Incremental shares from stock options granted under the Stock Option Plan was 1,741,101. On September 30, 2012, the potentially anti-dilutive stock option plan shares, which were excluded from the calculation of diluted earnings per share amounted to 912,005 common shares and 829,096 preferred shares, on September 30, 2011, no shares excluded from the calculation.

b) Global program

The main assumptions used as of September 30, 2012 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2011.

On nine-month ended September 30, 2012, pro-rata expenses were registered in the amount of R$4,124 (2011 - R$8,347), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. Expenses related to these plans are recognized in contrast to "Other liabilities - Provision for share-based payment" because they are settled in cash.

c) Share-Based Bonus

The main assumptions adopted on September 30, 2012 have not changed significantly from those indicated in the consolidated financial statements at December 31, 2011.

The plan is divided into three programs:

The aim of the plan is the payment of gratuity, in money, the partial of variable compensation payable by Banco Santander to participants in terms of its compensation policy, linked to the future performance of stocks. The total number of shares is within the limit of compensation of directors approved at the General Meeting of Banco Santander.

• Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On nine-month ended September 30, 2012 was recorded a credit in the amount of R$3,709 (2011 - R$1,323).

• Unsupervised Collective - Statutory Directors - not part of the Statutory Directors' Collective Supervised", the amount deferred will be paid 100% in Units “SANB11". On nine-month ended September 30, 2012, was recorded a credit in the amount of R$2,058 (on 2011, there was no recorded expenses), related to the provision for share-based bonus and was recorded a gain with the variation of the market value of the share of the plan in the amount of R$932 as “Gain (losses) on financial assets and liabilities (net) – Others”.

• Unsupervised Collective - Employees – management-level employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 120% of CDI. On nine-month ended September 30, 2012, was recorded a credit in the amount of R$515 (on 2011, there was no recorded expenses).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which optional financial information are available.

Based on these guidelines the Bank has identified the following reportable operating segments:

• Commercial Banking

• Global Wholesale Banking

• Asset Management and Insurance

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

	Three-month ended on September 30, 2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total

NET INTEREST INCOME	7,449,045	564,015	23,686	8,036,746
Income from equity instruments	5,383	-	-	5,383
Share of results of entities accounted for using the equity method	22,621	-	-	22,621
Net fee and commission income	1,716,273	167,443	85,122	1,968,838
Gains (losses) on financial assets and liabilities and exchange differences (1)	119,350	91,770	(397)	210,723
Other operating income/(expenses)	(133,926)	(4,191)	(3,443)	(141,560)
TOTAL INCOME	9,178,746	819,037	104,968	10,102,751
Personnel expenses	(1,642,424)	(134,351)	(20,873)	(1,797,648)
Other administrative expenses	(1,456,721)	(55,849)	(5,215)	(1,517,785)
Depreciation and amortization	(450,691)	(28,431)	(6,297)	(485,419)
Provisions (net)	(575,518)	237	1,332	(573,949)
Net impairment losses on financial assets	(3,777,046)	(3,523)	-	(3,780,569)
Net impairment losses on non-financial assets	(16,431)	-	(17)	(16,448)
Other financial gains/(losses)	(2,668)	-	-	(2,668)
PROFIT/LOSS BEFORE TAX (1)	1,257,247	597,120	73,898	1,928,265

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the losses amounting R$67,117 due the effects of the exchange devaluation of the Real against the Dollar on the three-month ended September 30, 2012 the profit before tax for the commercial banking was R$1,319,737.

	Nine-month ended on September 30, 2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total

NET INTEREST INCOME	22,266,928	1,687,170	74,788	24,028,886
Income from equity instruments	47,170	-	-	47,170
Share of results of entities accounted for using the equity method	58,875	-	-	58,875
Net fee and commission income	4,974,988	513,904	251,148	5,740,040
Gains (losses) on financial assets and liabilities and exchange differences (1)	(515,011)	475,858	4,616	(34,537)
Other operating income/(expenses)	(502,954)	(17,526)	36,101	(484,379)
TOTAL INCOME	26,329,996	2,659,406	366,653	29,356,055
Personnel expenses	(4,819,887)	(396,984)	(58,132)	(5,275,003)
Other administrative expenses	(4,287,515)	(163,440)	(16,060)	(4,467,015)
Depreciation and amortization	(1,252,165)	(79,069)	(17,640)	(1,348,874)
Provisions (net)	(1,709,370)	4,963	(11,150)	(1,715,557)
Net impairment losses on financial assets	(11,645,096)	(29,834)	-	(11,674,930)
Net impairment losses on non-financial assets	(8,220)	-	(18)	(8,238)
Other financial gains/(losses)	12,007	-	-	12,007
PROFIT BEFORE TAX (1)	2,619,750	1,995,042	263,653	4,878,445

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the losses amounting R$1,117,166 due the effects of the exchange devaluation of the Real against the Dollar on the nine-month ended September 30, 2012 the profit before tax for the commercial banking was R$3,732,289.

	Three-month ended on September 30, 2011
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
NET INTEREST INCOME	6,124,938	663,680	110,891	6,899,509
Income from equity instruments	9,509	-	-	9,509
Share of results of entities accounted for using the equity method	13,147	-	-	13,147
Net fee and commission income	1,542,786	196,171	96,925	1,835,882
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,789,306)	272,874	1,561	(1,514,871)
Other operating income/(expenses)	(122,748)	(7,997)	85,604	(45,141)
TOTAL INCOME	5,778,326	1,124,728	294,981	7,198,035
Personnel expenses	(1,488,817)	(134,690)	(21,066)	(1,644,573)
Other administrative expenses	(1,363,862)	(62,562)	(15,051)	(1,441,475)
Depreciation and amortization	(327,699)	(25,542)	(5,901)	(359,142)
Provisions (net)	(632,817)	492	(12,726)	(645,051)
Net impairment losses on financial assets	(2,665,584)	(37,177)	-	(2,702,761)
Net impairment losses on non-financial assets	(7,850)	(1,168)	(276)	(9,294)
Other financial gains/(losses)	15,422	-	-	15,422
PROFIT BEFORE TAX (1)	(692,881)	864,081	239,961	411,161

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the gains amounting R$2,050,162 due the effects of the exchange devaluation of the Real against the Dollar on the three-month ended September 30, 2011 the profit before tax for the commercial banking was R$1,357,281.

	Nine-month ended on September 30, 2011
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
NET INTEREST INCOME	18,086,018	1,911,074	301,014	20,298,106
Income from equity instruments	59,026	-	-	59,026
Share of results of entities accounted for using the equity method	46,596	-	-	46,596
Net fee and commission income	4,620,310	596,040	267,758	5,484,108
Gains (losses) on financial assets and liabilities and exchange differences (1)	(760,695)	493,416	1,395	(265,884)
Other operating income/(expenses)	(522,209)	(23,203)	324,568	(220,844)
TOTAL INCOME	21,529,046	2,977,327	894,735	25,401,108
Personnel expenses	(4,396,433)	(380,143)	(65,048)	(4,841,624)
Other administrative expenses	(3,942,889)	(183,885)	(44,014)	(4,170,788)
Depreciation and amortization	(958,648)	(77,610)	(18,133)	(1,054,391)
Provisions (net)	(1,866,680)	3,914	(36,052)	(1,898,818)
Net impairment losses on financial assets	(7,009,038)	(53,225)	-	(7,062,263)
Net impairment losses on non-financial assets	(18,418)	(4,643)	(196)	(23,257)
Other financial gains/(losses)	21,728	-	-	21,728
PROFIT BEFORE TAX (1)	3,358,668	2,281,735	731,292	6,371,695

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the gains amounting R$1,496,626 due the effects of the exchange devaluation of the Real against the Dollar on the nine-month ended September 30, 2011 the profit before tax for the commercial banking was R$4,855,294.

	September 30, 2012
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
Total assets	357,832,362	52,124,209	2,738,330	412,694,901
Loans and advances to customers	157,270,263	35,796,267	20,126	193,086,656
Customer deposits	161,552,278	19,125,057	1,564,957	182,242,292

	December 31, 2011
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
Total assets	345,579,236	51,045,367	3,261,479	399,886,082
Loans and advances to customers	148,372,380	34,653,359	40,529	183,066,268
Customer deposits	150,404,639	22,471,578	1,597,674	174,473,891

(2) In 2012, includes incomes from insurance brokerage and capitalization, additionally in 2011, includes incomes from operations of Zurich Santander Brasil Seguros e Previdência S.A., which was sold in October 2011 (Note 3-b).

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on nine-months ended September 30, 2012 and 2011:

a) Key-person management compensation

At the Board of Directors' meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. Additionally, was approved the compensation proposal of the Audit Committee members for the period of 12 months from March 24, 2012, in the amount of up to R$3,960. Both proposals were subject to determination by the extraordinary stockholders' meeting held on April 25, 2012.

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Spain Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals (note 13).

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

					September 30,
					2012	2011

Fixed compensation					34,647	35,092
Variable compensation (1)					88,501	139,238
Other					9,073	8,683
Total Short-term benefits					132,221	183,013
Share-based payment (2)					27,951	11,992
Total Long-term benefits					27,951	11,992
Total (3)					160,172	195,005

(1) In 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.

(2) On 25 October 2011, the Bank launched a new plan for share-based compensation for executives (note 13-c) in accordance with the National Monetary Council (CMN) Resolution 3,921 of November 25, 2010.

(3) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. In the period of nine-month ended September 30, 2012, were paid to the Directors of Santander Asset the amount of R$3,010. In the period of 2011, they were paid to the Directors of Zurich Santander Brasil Seguros e Previdência S.A. and Santander Asset the amount of R$4,844.

Additionally, in the period of nine-month ended September 30, 2012, charges were collected on key-person management compensation amounting R$25,355 (2011 - R$15,850).

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	September 30, 2012
	Common		Preferred		Total	Total
	Shares	Common	Shares	Preferred	Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V. (1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Santander Insurance Holding, S.L. (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	189,190	0.1%	173,293	0.1%	362,483	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,751,803	23.9%	47,641,352	25.6%	98,393,155	24.7%
Total	212,281,440	100.0%	185,693,028	100.0%	397,974,468	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Spain in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On September 30, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

c.2) Bank Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Santander Spain informed to Banco Santander that, in fulfillment of Exchange Comission (CVM) Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.

c.3) Extension of time to reach the minimum percentage of outstanding shares (free float) of 25%.

On October 5, 2012, Banco Santander announced to the market, that the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros (BM&FBOVESPA), granted the petition of Banco Santander and its controlling shareholders for extension of time to meet the minimum 25% free float requirement until October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the realization of sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad market (including in the form of American Depositary Receipts - "ADRs") and / or issuing new shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

	September 30, 2012			December 31, 2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets
Trading derivatives, net	77,737	-	(811,874)	(25,639)	-	(442,496)
Banco Santander Spain	77,737	-	-	(25,639)	-	-
Santander Benelux, S.A., N.V.	-	-	(410,322)	-	-	(308,821)
Abbey National Treasury Services Plc	-	-	(73,920)	-	-	(39,102)
Real Fundo de Investimento Multimercado Santillana Credito Privado
	-	-	(327,632)	-	-	(94,573)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency
	6,854,908	-	715	227,724	-	1,097
Banco Santander, S.A. – Spain (3)	6,854,908	-	-	227,724	-	-
Banco Santander Totta, S.A.	-	-	715	-	-	1,097
Loans and amounts due from credit institutions (1)	8,186	-	396,637	95,539	822,928	266,568
Banco Santander Spain	8,186	-	-	95,539	-	-
Santander Benelux, S.A., N.V.	-	-	-	-	-	262,818
Companhia de Crédito, Financiamento e Investimento RCI Brasil
	-	-	-	-	822,606	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	322	-
Abbey National Treasury Services Plc	-	-	-	-	-	1,369
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	2,381
Zurich Santander Brasil Seguros S.A.	-	-	11,546	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	385,091	-	-	-

Other Assets	4,001	800	437,707	5,438	615	383,871
Banco Santander Spain	4,001	-	-	5,438	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil
	-	800	-	-	615	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	16,937	-	-	326,637
Santander Benelux, S.A., N.V.	-	-	389,956	-	-	-
Abbey National Treasury Services Plc	-	-	30,764	-	-	-
Others	-	-	50	-	-	57,234

Liabilities				-	-	-
Deposits from credit institutions	(1,011,863)	(24,630)	(42,757)	(1,200,207)	(15,213)	(171,371)
Banco Santander Spain (4)	(1,011,863)	-	-	(1,200,207)	-	-
Grupo Banesto: Sociedades consolidables	-	-	-	-	-	(167,081)
Companhia de Crédito, Financiamento e Investimento RCI Brasil
	-	(19,649)	-	-	(10,348)	-
Zurich Santander Brasil Seguros S.A.	-	-	(3,937)	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(31,171)	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(4,981)	-	-	(4,865)	-
Others	-	-	(7,649)	-	-	(4,290)
Customer deposits	-	-	(367,144)	-	-	(422,753)
ISBAN Brasil S.A.	-	-	(86,961)	-	-	(110,341)
Produban Serviços de Informática S.A.	-	-	(44,749)	-	-	(47,970)
Universia Brasil S.A.	-	-	(296)	-	-	(310)
Real Fundo de Investimento Multimercado Santillana Credito Privado
	-	-	(234,953)	-	-	(223,367)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	-	-	-	(31,062)
Others	-	-	(185)	-	-	(9,703)
Other Liabilities - Dividends and Bonuses Payable	(375,867)	-	(248)	(908,004)	-	(3,615)
Banco Santander, S.A. – Espanha	-	-	-	(7,772)	-	-
Grupo Empresarial Santander, S.L. (1)	(142,196)	-	-	(379,617)	-	-
Santander Insurance Holding, S.L.	-	-	(248)	-	-	(553)
Sterrebeeck B.V. (1)	(233,671)	-	-	(520,615)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.
(Zona Franca da Madeira)	-	-	-	-	-	(3,062)
Other Payables	(4,509)	-	(35,517)	(3,972)	-	(85,979)
Banco Santander Spain	(4,509)	-	-	(3,972)	-	-
Santander Insurance Holding, S.L.	-	-	-	-	-	(9,257)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(34,200)	-	-	(74,772)
Others	-	-	(1,317)	-	-	(1,950)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) On September 30, 2012, refers to investments in foreign currency (applications overnight): Applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on October 1, 2012 and interest 0.17% p.a. and applications of subsidiary Santander Brasil EFC with Banco Santander Spain maturing on October 1, 2012 and interest of 0.10% p.a.

(4) As at September 30, 2012, refers to raising funds through operations transfers abroad amounting R$172,240 with maturity until January, 2015 and interest between 0.45% and 5.82% p.a. (December 31, 2011 - R$1,200,207, with interest between 0.39% and 5.82% p.a.) and raising funds through time deposits, in the amount of R$829,685, maturing on December, 27, 2012 and interest of 3.63% p.a. and demand deposits, in the amount of R$9,938.

	September 30,
	2012			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income
Interest and similar income - Loans and amounts due from credit institutions
	6,763	46,819	-	3,546	33,304	-
Banco Santander Spain	6,763	-	-	3,546	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	46,819	-	-	33,304	-
Interest expense and similar charges - Customer deposits	(26,224)	-	(18,380)	-	-	(25,376)
Banco Santander Espanha	(26,224)	-	-	-	-	-
ISBAN Brasil S.A.	-	-	(4,400)	-	-	(7,860)
Produban Serviços de Informática S.A.	-	-	(2,338)	-	-	(2,622)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(11,457)	-	-	(14,613)
Others	-	-	(185)	-	-	(281)
Interest expense and similar charges - Deposits from credit institutions
	(5,112)	-	-	(14,721)	(624)	(5,038)
Banco Santander Spain	(5,112)	-	-	(14,721)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	-	(620)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	(4)	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	-	-	-	(5,013)
Others	-	-	-	-	-	(25)
Interest expense and similar charges - Marketable debt securities
	(1,482)	-	-	(1,250)	-	-
Banco Santander Spain	(1,482)	-	-	(1,250)	-	-
Fee and commission income (expense)	2,389	14,300	96,524	21,575	10,428	12,487
Banco Santander Spain	2,389	-	-	21,575	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	10,840	-	-	8,096	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	458	-	-	431
Aviación Centaurus, A.I.E.	-	-	-	-	-	11,928
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	76,594	-	-	-
Others	-	3,460	19,472	-	2,332	128
Gains (losses) on financial assets and liabilities and exchange differences (net)
	103,113	-	(249,939)	(153,549)	-	(403,873)
Banco Santander Spain	103,113	-	-	(153,549)	-	-
Santander Benelux, S.A., N.V.	-	-	147,071	-	-	(115,874)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(369,684)	-	-	(219,248)
Abbey National Treasury Services Plc	-	-	(40,447)	-	-	(67,276)
Others	-	-	13,121	-	-	(1,475)
Administrative expenses and amortization	-	-	(252,584)	(238)	-	(180,915)
ISBAN Brasil S.A.	-	-	(67,496)	-	-	(40,132)
Produban Serviços de Informática S.A.	-	-	(105,143)	-	-	(77,286)
ISBAN Chile S.A.	-	-	(2,983)	-	-	(3,637)
Aquanima Brasil Ltda.	-	-	(16,125)	-	-	(16,125)
Ingeniería de Software Bancario, S.L.	-	-	(23,402)	-	-	(23,104)
Produban Servicios Informaticos Generales, S.L.	-	-	(18,223)	-	-	(18,074)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(14,437)	-	-	-
Others	-	-	(4,775)	(238)	-	(2,557)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

16. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Portfolio Summary of Trading Derivative and Used as Hedge

					September 30, 2012	December 31, 2011
					Carrying Value

Derivatives - Assets					5,135,112	4,235,190
Derivatives - Liabilities					(5,460,215)	(4,745,731)

Summary by Category

Trading	September 30, 2012			December 31, 2011

	Notional	Cost	Market	Notional	Cost	Fair Value
"Swap"		(247,854)	(288,238)		(232,234)	(195,880)
Asset	110,666,121	14,703,384	14,869,269	99,094,099	9,085,753	9,228,909
CDI (Interbank Deposit Rates)	34,753,587	5,278,548	5,262,525	32,413,067	8,712,638	8,223,265
Fixed Interest Rate - Real (1)	14,979,430	9,424,836	9,606,744	5,684,619	373,115	1,005,644
Indexed to Price and Interest Rates	14,460,538	-	-	13,259,314	-	-
Indexed to Foreign Currency	46,378,620	-	-	47,621,292	-	-
Others	93,946	-	-	115,807	-	-
Liabilities	110,913,975	(14,951,238)	(15,157,507)	99,326,333	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	29,475,039	-	-	23,700,429	-	-
Fixed Interest Rate - Real	5,554,594	-	-	5,311,504	-	-
Indexed to Price and Interest Rates	19,155,690	(4,695,152)	(4,585,607)	19,781,674	(6,522,360)	(6,352,475)
Indexed to Foreign Currency (1)	56,630,668	(10,252,048)	(10,580,905)	50,340,717	(2,719,425)	(3,004,037)
Others	97,984	(4,038)	9,005	192,009	(76,202)	(68,277)
Options	194,528,360	(101,857)	(175,213)	266,612,580	(217,101)	(329,357)
Purchased Position	87,474,441	285,215	263,880	110,672,248	239,107	208,117
Call Option - US Dollar	1,129,828	32,719	20,233	1,299,890	22,549	39,528
Put Option - US Dollar	269,331	1,604	1,312	794,230	2,656	65
Call Option - Other (2)	35,929,265	147,505	59,125	74,456,856	111,458	48,267
Put Option - Other (2)	50,146,017	103,387	183,210	34,121,272	102,444	120,257
Sold Position	107,053,919	(387,072)	(439,093)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	1,647,812	(21,156)	(11,825)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	861,950	(11,731)	(1,514)	2,848,995	(19,867)	(7,683)
Call Option - Other (2)	64,533,700	(163,567)	(103,017)	69,094,441	(187,362)	(100,105)
Put Option - Other (2)	40,010,457	(190,618)	(322,737)	81,154,800	(227,800)	(411,790)
Futures Contracts	77,688,485	-	-	100,361,012	-	-
Purchased Position	24,386,084	-	-	46,879,640	-	-
Exchange Coupon (DDI)	2,968,708	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	13,959,371	-	-	42,328,562	-	-
Foreign Currency	7,165,704	-	-	2,563,038	-	-
Indexes (3)	84,356	-	-	78,332	-	-
Treasury Bonds/Notes	86,195	-	-	178,570	-	-
Others	121,750	-	-	3,413	-	-
Sold Position	53,302,401	-	-	53,481,372	-	-
Exchange Coupon (DDI)	16,674,983	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	35,506,376	-	-	21,981,554	-	-
Foreign Currency	824,680	-	-	13,923,253	-	-
Indexes (3)	210,167	-	-	38,496	-	-
Treasury Bonds/Notes	86,195	-	-	178,187	-	-
Forward Contracts and Others	19,285,404	123,071	241,296	22,726,891	(13,508)	(29,941)
Purchased Commitment	10,030,574	405,267	342,622	11,564,473	412,217	298,083
Currencies	9,952,983	331,193	268,590	11,556,048	412,217	298,083
Others	77,591	74,074	74,032	8,425	-	-
Sell Commitment	9,254,830	(282,196)	(101,326)	11,162,418	(425,725)	(328,024)
Currencies	8,619,294	(291,529)	(213,784)	11,138,022	(442,856)	(272,312)
Others	635,536	9,333	112,458	24,396	17,131	(55,712)
(1) Includes credit derivatives.
(2) Includes stock options, indices and commodities.
(3) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional					September 30, 2012	December 31, 2011
		Customers	Related Parties	Financial Institutions (1)	Total	Total
"Swap"		35,841,513	38,571,613	36,252,995	110,666,121	99,094,099
Options		448,573	-	194,079,787	194,528,360	266,612,580
Futures Contracts		-	-	77,688,485	77,688,485	100,361,012
Forward Contracts and Others		9,846,271	9,028,993	410,140	19,285,404	22,654,399
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional					September 30, 2012	December 31, 2011
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
"Swap"		18,518,674	29,177,475	62,969,972	110,666,121	99,094,099
Options		27,866,997	157,888,975	8,772,388	194,528,360	266,612,580
Futures Contracts		24,204,702	29,524,783	23,959,000	77,688,485	100,361,012
Forward Contracts and Others		8,975,034	6,963,076	3,347,294	19,285,404	22,654,399

a.4) Derivatives by Market Trading

Notional					September 30, 2012	December 31, 2011
		Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
"Swap"		34,085,738	44,195,391	32,384,992	110,666,121	99,094,099
Options		193,994,908	533,452	-	194,528,360	266,612,580
Futures Contracts		77,688,485	-	-	77,688,485	100,361,012
Forward Contracts and Others		2,295	13,289,544	5,993,565	19,285,404	22,654,399
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

a.5) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

The volume of credit derivatives with total return rate – credit risk received corresponds to R$603,402 of cost (December 31, 2011 - R$557,327) and R$665,687 of fair value (December 31,2011 - R$500,425). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$3,563 (December 31, 2011, R$3,291).

a.6) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

	September 30, 2012			December 31, 2011
	Cost	Adjustment to Market	Fair Value	Cost	Adjustment to Market	Fair Value
Hedge Instruments
Swap Contracts	58,448	(104,868)	(46,420)	74,928	1,247	76,175
Asset	1,095,438	30,868	1,126,306	417,731	35,864	453,595
CDI (Interbank Deposit Rates)	820,587	3,010	823,597	145,940	771	146,711
Indexed to Foreign Currency - Libor - US Dollar	274,851	27,858	302,709	271,791	35,093	306,884
Liabilities	(1,036,990)	(135,736)	(1,172,726)	(342,803)	(34,617)	(377,420)
Indexed to Foreign Currency - US Dollar (1)	(708,902)	(82,905)	(791,807)	(101,410)	(908)	(102,318)
Indexed to Price Indexes and Interest (2)	(101,807)	(30,377)	(132,184)	-	-	-
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(56,521)	(4,027)	(60,548)	(55,498)	(5,067)	(60,565)
CDI (Interbank Deposit Rates) (4)	(169,760)	(18,427)	(188,187)	(185,895)	(28,642)	(214,537)
Object of "Hedge"
Assets	1,035,344	110,717	1,146,061	342,473	3,787	346,260
Lending Operation	798,307	60,129	858,436	342,473	3,787	346,260
Indexed to Foreign Currency - US Dollar	571,200	65,563	636,763	100,871	1,450	102,321
Indexed to Foreign Currency - Fixed Interest US Dollar	57,368	959	58,327	55,663	4,902	60,565
CDI (Interbank Deposit Rates)	169,739	(6,393)	163,346	185,939	(2,565)	183,374
Securities	237,037	50,588	287,625	-	-	-
Securities Available for Sale - Debentures	237,037	50,588	287,625	-	-	-
(1) Instruments whose the hedge object are loan operations indexed in foreign currency - dollar with fair value R$636,763 and securities shown by debentures with fair value R$155,097.
(2) Instruments whose the hedge object are securities shown by debentures with fair value R$132,528.
(3) Instruments whose the hedge object are loan operations indexed to foreign currency pre-dollar with fair value R$58,327.
(4) Instruments whose the hedge object are loan operations indexed to CDI with fair value R$163,346.

Cash Flow Hedge

	September 30, 2012
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(35,825)	(20,703)	(56,529)
Asset	748,434	748,434	69,039	817,472
Indexed to Foreign Currency - Swiss Franc (1)	657,231	657,231	60,574	717,804
Indexed to Pre Interest Rate - Chilean Peso (2)	91,203	91,203	8,465	99,668
Liabilities	(784,259)	(784,259)	(89,742)	(874,001)
Indexed to Foreign Currency - Pre Dollar	(784,259)	(784,259)	(89,742)	(874,001)
Future Contracts	34,140,985	-	-	-
DI1 Rate (3)	18,525,252	-	-	-
Foreign Currency - Dollar (4)	15,615,733	-	-	-

	December 31, 2011
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(30,354)	(1,184)	(31,538)
Asset	651,490	651,490	26,989	678,479
Indexed to Foreign Currency - Swiss Franc (1)	300,488	300,488	25,792	326,280
Indexed to Pre Interest Rate - Real (2)	351,002	351,002	1,197	352,199
Liabilities	(681,844)	(681,844)	(28,173)	(710,017)
Indexed to Foreign Currency - Pre Dollar	(681,844)	(681,844)	(28,173)	(710,017)
Future Contracts	(1,794,034)	-	-	-
DI1 Rate (3)	(1,794,034)	-	-	-

			September 30, 2012	December 31, 2011

Hedge Object - Cost
Assets			14,689,195	-
Lending Operations - Financing and Export Credit and Imports			14,689,195	-
Liabilities			19,235,757	2,518,986
Eurobonds			753,876	300,803
Deposits from credit institutions - Foreign Loans			-	351,002
Times deposits			18,481,881	1,867,181
(1) Operation with maturing on December 1, 2014 and April 12, 2016 whose object of hedge are Eurobonds operations.
(2) Operation with maturing on April 13, 2016, whose hedge object are Eurobonds transactions.
(3) Operation with maturing on January 2, 2014 and the updated amount of instruments is R$17,932,931 (December 31, 2011 - R$1,812,796) whose object of hedge are bank deposits certificates (CDB).

(4) Operation with maturing between October 31, 2012 and January 2, 2013 and updated value of the instruments of R$14,660,068, whose object of "hedge" are credit operations - credit and financing contracts for export and import.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$240,962 and in December 31, 2011 to a credit in the amount of R$15,149 recorded in equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On September 30, 2012, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$1,829,288, maturing between December 2012 to September 2013 and the effect of R$144,160, of exchange recorded in equity, net of tax effects. The effectiveness obtained for this portfolio of “hedge” is in accordance with the current regulations and was not identified any ineffective portion to be recorded in income over the period.

a.7) Derivatives Pledged as Guarantee

The margin as collateral for transactions traded on BMF&Bovespa with derivative financial instruments own and third party is made up of government securities in the amount of R$7,784,763 (December 31, 2011 – R$8,851,981).

a.8) Trading derivatives and used as hedge - Recorded in Assets and Liabilities

			September 30, 2012	December 31, 2011

Assets
Swap Differentials Receivable			4,064,384	3,334,672
Option Premiums to Exercise			263,880	208,117
Forward Contracts and Others			806,848	692,401
Total			5,135,112	4,235,190

Liabilities
Swap Differentials Payable			4,455,571	3,485,915
Option Premiums Launched			439,093	537,474
Forward Contracts and Others			565,551	722,342
Total			5,460,215	4,745,731

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and criteria for the classification of operations and capital management of Standardized Approach of Basileia II of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practice, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at September 30, 2012.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(14,459)	(277,343)	(554,685)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(7,771)	(66,259)	(132,517)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(800)	(4,993)	(9,985)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(31)	(99)	(198)
Foreign currency	Exposures subject to foreign exchange	(5,165)	(129,128)	(258,257)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(73)	(1,146)	(2,291)
Inflation	Exposures subject to change in coupon rates of price indexes	(7,928)	(71,894)	(143,788)
Shares and Indexes	Exposures subject to change in shares price	(2,287)	(57,167)	(114,334)
Other	Exposures not meeting the previous settings	(981)	(27)	(55)
Total (1)		(39,495)	(608,056)	(1,216,110)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency stock market and spot positions);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor; and

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking
Risk Factor		Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar		13,741	19,953	40,061
TR and Long-term Interest Rate (TJLP)		(7,861)	(179,619)	(337,120)
Fixed Interest Rate - Reais		(49,902)	(723,525)	(1,338,614)
Inflation		(1,478)	(13,624)	(26,930)
Total (1)		(45,500)	(896,815)	(1,662,603)
(1) Amounts net of taxes.

Scenario 1: a situation considered probable by management. Based on market information, shocks were applied to a 10 basis point interest rate;

Scenario 2: a situation with a deterioration of 25% in the risk variable considered, and

Scenario 3: a situation with a 50% deterioration in the risk variable considered.

c) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

			September 30, 2012	December 31, 2011

Investment funds			105,267,526	104,877,454
Assets under management			8,308,243	8,144,334
Total			113,575,769	113,021,788

d) Third-party securities held in custody

As of September 30, 2012 and December 31, 2011, the Bank held in custody marketable debt securities and equity instruments totaling R$99,780,454 and R$122,198,361, respectively entrusted to it by third parties.

e) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	September 30,
	2012		2011
Interest and similar income	40,364,516		37,761,696
Fee and commission income (net)	5,740,040		5,484,108
Impairment losses on financial assets (net)	(11,674,930)		(7,062,263)
Other income and expense	(2,175,296)		(2,304,792)
Interest expense and similar charges	(16,335,630)		(17,463,590)
Third-party input	(3,970,872)		(3,747,252)
Materials, energy and others	(411,359)		(396,367)
Third-party services	(3,258,493)		(3,054,897)
Impairment of assets	(8,238)		(23,257)
Other	(292,782)		(272,731)
Gross added value	11,947,828		12,667,907
Retention
Depreciation and amortization	(1,348,874)		(1,054,391)
Added value produced	10,598,954		11,613,516
Added value received from transfer
Investments in affiliates and subsidiaries	58,875		46,596
Added value to distribute	10,657,829		11,660,112
Added value distribution
Employee	4,641,285	43.5%	4,279,443	36.7%
Compensation	3,328,911		3,154,744
Benefits	807,385		701,767
Government severance indemnity funds for employees - FGTS	245,876		223,117
Other	259,113		199,815
Taxes	913,832	8.6%	1,020,012	8.7%
Federal	874,397		982,558
State	588		757
Municipal	38,847		36,697
Compensation of third-party capital - rental	454,507	4.3%	404,502	3.5%
Remuneration of interest on capital	4,648,205	43.6%	5,956,155	51.1%
Dividends and interest on capital	1,480,000		1,726,160
Profit Reinvestment	3,158,250		4,226,702
Profit (loss) attributable to non-controlling interests	9,955		3,293

Total	10,657,829	100.0%	11,660,112	100.0%

17. Supplementary information – Conciliation of shareholders’ equity and net income

The table below present a conciliation of shareholders’ equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

			September 30,		December 31,
	Note		2012	2011	2011

Shareholders' equity attributed to the parent under Brazilian GAAP			65,790,348	65,472,598	65,578,565
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a		7,802	25,701	13,840
Redesignation of financial instruments to available-for-sale	b		543,710	297,113	303,686
Impairment on loans and receivables	c		1,118,860	900,973	1,128,106
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d		429,208	500,114	545,763
Reversal of goodwill amortization	e		12,513,929	9,140,060	9,786,227
Realization on purchase price adjustments	f		666,014	715,719	708,533
Share based payments	g		-	29,754	34,132
Others			5,403	(100,491)	(85,820)
Shareholders' equity attributed to the parent under IFRS			81,075,274	76,981,541	78,013,032
Non-controlling interest under IFRS			27,272	11,054	18,960
Shareholders' equity (including non-controlling interest) under IFRS			81,102,546	76,992,595	78,031,992

		Three-month ended		Nine-month ended
		September 30		September 30
	Note	2012	2011	2012	2011

Net income attributed to the parent under Brazilian GAAP		591,496	865,612	2,003,022	2,689,897
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(15,499)	32,051	(15,797)	29,607
Redesignation of financial instruments to available-for-sale	b	(518)	(5,776)	1,096	3,137
Impairment on loans and receivables	c	14,184	100,299	(9,246)	680,383
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	(36,186)	84,245	(116,555)	200,114
Reversal of goodwill amortization	e	909,234	775,899	2,727,702	2,327,622
Realization on purchase price adjustments	f	(16,518)	35,183	(42,519)	76,199
Others		17,272	(86,097)	90,547	(54,097)
Net income attributed to the parent under IFRS		1,463,465	1,801,416	4,638,250	5,952,862
Non-controlling interest under IFRS		2,416	825	9,955	3,293
Net income (including non-controlling interest) under IFRS		1,465,881	1,802,241	4,648,205	5,956,155

a) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in Consolidated Statements of Comprehensive Income, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other". ". In January 2012, the BRGAAP began to adopt CMN Resolution 3,989/11, which eliminated the asymmetry with the international standard.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

				Adjusted
Direct and Indirect controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (3)	Asset Manager	99.99%	100.00%	224,216	44,466
Banco Bandepe S.A. (3)	Bank	100.00%	100.00%	3,089,115	210,283
Santander Leasing S.A. Arrendamento Mercantil (3)	Leasing	78.57%	99.99%	10,375,131	705,841
Aymoré Crédito, Financiamento e Investimento S.A. (3)	Financial	100.00%	100.00%	1,121,609	(99,905)
Santander Brasil Administradora de Consórcio Ltda. (3) (12)	Buying club	100.00%	100.00%	176,182	24,174
Santander Microcrédito Assessoria Financeira S.A. (5)	Microcredit	100.00%	100.00%	22,014	4,458
Santander Brasil Advisory Services S.A. (1) (5)	Other Activities	96.52%	96.52%	17,904	1,244
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (3) (6)	Dealer	100.00%	100.00%	24,558	3,121
Santander Corretora de Câmbio e Valores Mobiliários S.A. (3)	Broker	99.99%	100.00%	294,968	52,702
Santander Participações S.A. (1) (5) (6)	Holding	100.00%	100.00%	1,617,714	213,984
Santander Getnet Serviços para Meios de Pagamento S.A. (5) (9)	Other Activities	50.00%	50.00%	50,861	24,739
Sancap (5)	Holding	100.00%	100.00%	326,685	86,461
Mantiq Investimentos Ltda (5) (7)	Other Activities	100.00%	100.00%	6,349	1,549
Santos Energia Participações S.A. (5) (7)	Holding	100.00%	100.00%	5,802	(471)
MS Participações Societárias S.A (5) (10)	Holding	78.35%	78.35%	1,862	(11,342)
Santander Brasil EFC (3) (8)	Financial	100.00%	100.00%	1,953,411	708

Controlled by Sancap
Santander Capitalização S.A. (2) (4)	Savings and annuities	-	100.00%	326,159	86,475

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (5)	Insurance Broker	-	99.99%	124,752	10,599
Webmotors S.A. (5) (11)	Other Activities	-	100.00%	70,167	9,653

Brazil Foreign Diversified Payment Rights Finance Company (a)	Securitization	-	(a)	-	-

(a) Company over which effective control is exercised, according with IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Consolidation – Special Purpose Entities, and there is no equity.

(1) At the Extraordinary General Meeting held on August 26, 2011 the following was approved (i) name change of Santander Advisory Services S.A. to Santander Participações S.A.; (ii) name change of Santander CHP S.A. to Santander Brasil Advisory Services S.A.; and (iii) amendment of their by-laws in order to change their legal purposes.

(2) Participation transferred to Sancap through the partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A., as mentioned in note 3.c.

(3) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

(4) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.

(5) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.

(6) At the Extraordinary General Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brazil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Securities by Santander Participações. In the Meeting held on March 29, 2012, were approved the capital increase of Santander Participações amounts R$1,000,000, through the transfer of assets of Banco Santander (Brasil), amount of R$745,191 and in the form of cash, totaling R$254,809.

(7) Investment acquired in December 2011.

(8) Independent subsidiary in Spain, established in March 2012.

(9) Banco Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank's brand to marketing products which among other factors determines the control of the Bank under the entity.

(10) Investment acquired in February 2011.

(11) On June 29, 2012, was approved the capital increase of Santander Participações amounting R$135,000, by issuing of new shares subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 by the conference of 366.182.675 thousand of shares of its wholly-owned subsidiary Webmotors S.A. transferring control to Santander Participações.

(12) At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios ("Incorporated") by Santander Brasil Consórcio ("Incorporator") ("Incorporation") which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012. In addition to approval by the shareholders of the merger is subject to approval by the Bacen.

***

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES PERFORMANCE REVIEW - SEPTEMBER 30, 2012
Amounts in thousands of Brazilian Reais - R$, unless otherwise stated

We presented the Management Report to consolidated interim financial statements of Banco Santander (Brasil) S.A. for the period ended September, 2012, were prepared in accordance with IAS 34 – Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

• Macroeconomic Environment

Economic activity showed a slight recovery during the third quarter. Overall GDP growth in second quarter of 2012 (last data available) slowed to 0.5% in comparison to the second quarter of 2011, from 0.75% in the previous quarter. Investments showed a 3.7% year-over-year contraction in the period, whereas household consumption expanded a modest but solid 2.4% in the same basis of comparison. Once again, the industrial sector showed the worst performance, with a 2.4% decline in its production from the levels seen one year ago. This dynamic reflects the continued strength of income and employment domestically, contrasting with the weaker global environment.

Consumer prices, as measured by the National Index of Consumer Price Large (IPCA), reached 5.3% accumulated in twelve months to September, above the level observed in June (4.9%). Service prices continue to exert pressure on inflation, driven by increasing labor costs. Meanwhile, the prices of durable goods contributed to mitigate inflationary pressures, favored by the disinflationary impact of the tax breaks currently in place for cars and other goods.

In this context of weaker economic activity and inflation within the target, the Central Bank (Bacen) moved ahead with its policy of easing monetary conditions, bringing the target overnight rate (Selic) from 8.5% p.a. in second quarter of 2012 to the current level of 7.25% p.a. In compass with that, bank lending rates have continued to decline, with the average lending rate to individuals reaching 22.1% p.a. in August, a historical low. Outstanding credit advanced 17.0% from previous year levels, reaching R$2.2 trillion, which corresponds to 51.0% of GDP, the highest level ever. Growth in housing financing remains as the highlight, posting a 37.0% year-over-year growth in the same period.

Weaker global conditions have been weighing on Brazilian exports, which have contracted by 5.0% in the nine months through September, in comparison to the same period of the previous year. Imports also declined mildly by 1.2% in the same period, reflecting a weaker currency and slower domestic demand. As a result, the trade surplus in the first nine months declined from US$23 billion to US$15.7 billion. Nevertheless, the current account deficit remained relatively stable around US$50 billion in the twelve months through August, with the contraction of remittance of profits and dividends offsetting the poorer trade results. On the financing side, foreign direct investment flows (US$65.8 billion) continue to largely exceed the current account deficit. The exchange rate closed the third quarter at R$2.03/US$.

On the fiscal side, the various tax breaks announced by the government to stimulate the economy, in conjunction with the lower economic activity, led to weaker tax collection and consequently a narrowing primary surplus in the public sector, which reached 2.5% of GDP in the twelve months through August. Nevertheless, declining interest rates have kept the public sector borrowing requirements relatively unchanged at 2.7% of GDP over the same period. The net public sector debt reached 35.1% of GDP by end-August.

1. Income

Consolidated Income Statements	09.30.12	09.30.11	Annual Change %	3° Quarter of 2012	2° Quarter of 2012	Quarterly Change %
R$ Million

INTEREST NET INCOME	24,029	20,298	18.4%	8,037	8,254	-2.6%
Income from equity instruments	47	59	-20.3%	5	39	-87.2%
Income from companies accounted for by the equity method	59	47	25.5%	23	18	27.8%
Commissions (net)	5,740	5,484	4.7%	1,969	1,836	7.2%
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(35)	(266)	-86.8%	211	(1,046)	-120.2%
Other operating income (expense)	(484)	(221)	119.0%	(142)	(165)	-13.9%
TOTAL INCOME	29,356	25,401	15.6%	10,103	8,936	13.1%
Administrative expenses	(9,742)	(9,013)	8.1%	(3,315)	(3,198)	3.7%
Personnel expenses	(5,275)	(4,842)	8.9%	(1,798)	(1,728)	4.0%
Other general expenses	(4,467)	(4,171)	7.1%	(1,518)	(1,470)	3.3%
Depreciation and amortization	(1,349)	(1,054)	27.9%	(485)	(434)	11.8%
Provisions (net)	(1,716)	(1,899)	-9.7%	(574)	(609)	-5.8%
Impairment losses on financial assets (net)	(11,675)	(7,062)	65.3%	(3,781)	(4,323)	-12.5%
Impairment losses on other assets (net)	(8)	(23)	-65.2%	(16)	(3)	448.3%
Gains on disposal of assets not classified as non-current assets held for sale	2	5	-60.0%	0	-	0.0%
Gains on non-current assets held for sale not classified as discontinued operations	10	17	-41.2%	(3)	7	-143.8%
OPERATING PROFIT BEFORE TAX	4,879	6,372	-23.4%	1,928	376	412.8%
Income taxes	(230)	(416)	-44.7%	(462)	1,083	-142.7%
PROFIT FOR THE PERIOD	4,649	5,956	-22.0%	1,466	1,459	0.5%

Net Interest Margin

On September 30, 2012, the net interest income reached R$24,029 million increased of 18.4% compared with 2011.

Revenues from credit presented an evolution during the year, due to the growth in the average volume of credit portfolio in twelve and three months respectively.

Expenses (Administrative + Personnel)

The expenses (administrative + personnel) totaled R$9,742 million on September 30, 2012, increase by 8.1% compared with 2011. Compared with the second quarter of 2012, the general expenses had an increase change of 3.7%. Other administrative expenses totaled R$4,467 million, increase by 7.1% in twelve months and increase by 3.3% in the quarter.

Personnel expenses totaled R$5,275 million on September 30, 2012, increase by 9% in twelve months and increase of 4% compared to the second quarter.

As a result the efficiency ratio, calculated by division the general expenses by total revenue, reached 33.2% on September 30, 2012.

Provision for impairment of loans and advances

The provision for impairment of loans and advances, including the total revenue recovery, totaled R$11,675 million in 2012.

Income Taxes

The total taxes includes income tax, social contribution, PIS and Cofins. On September 30, 2012, the tax income reached to an expense of R$230 million, considering the Cayman fiscal hedge effect the income tax is an expense of R$1,347 million.

2. Assets/Liabilities

Total Assets at September 30, 2012 totaled R$412,695 million.

Consolidated Balance Sheets	09.30.12	09.30.11	Annual Change %	06.30.12	Quarterly Change %	12.31.11
R$ Million

Assets
Cash and Balances with the Brazilian Central Bank	63,053	65,296	-3.4%	59,405	6.1%	65,938
Financial Assets held for Trading	22,140	29,783	-25.7%	27,198	-18.6%	29,901
Other Financial Assets at Fair Value Through Profit or Loss	1,335	657	103.2%	1,286	3.8%	666
Loans and amounts due from credit institutions	10	93	-89.2%	18	-44.4%	61
Debt instruments	134	229	-41.5%	227	-41.0%	230
Equity instruments	1,191	335	255.5%	1,041	14.4%	375
Available-for-Sale Financial Assets	40,941	44,237	-7.5%	41,925	-2.3%	44,608
Loans and Receivables	224,686	194,132	15.7%	217,415	3.3%	202,757
Loans and amounts due from credit institutions	31,332	20,294	54.4%	25,686	22.0%	19,691
Loans and advances to customers	206,735	184,727	11.9%	204,340	1.2%	194,184
Impairment Losses	(13,648)	(10,969)	24.4%	(12,871)	6.0%	(11,180)
Debt instruments	267	80	233.8%	260	2.7%	62
Hedging Derivatives	79	79	0.0%	79	0.0%	81
Non-Current Assets Held For Sale	134	24,875	-99.5%	136	-1.5%	132
Investments in Associates	459	418	9.8%	437	5.0%	422
Tangible Assets	5,609	4,698	19.4%	5,200	7.9%	5,008
Intangible Assets	31,901	31,113	2.5%	32,001	-0.3%	31,436
Goodwill	27,218	27,218	0.0%	27,218	0.0%	27,218
Other intangible assets	4,683	3,894	20.2%	4,783	-2.1%	4,218
Tax Assets	19,697	16,986	16.0%	19,290	2.1%	16,250
Other Assets	2,661	2,710	-1.8%	2,839	-6.3%	2,687
Total Assets	412,695	414,983	-0.6%	407,211	1.3%	399,886

Consolidated Balance Sheets	09.30.12	09.30.11	Annual Change %	06.30.12	Quarterly Change %	12.31.11
R$ Million

Liabilities
Financial Liabilities Held For Trading	5,693	6,637	-14.2%	5,657	0.6%	5,047
Financial Liabilities at Amortized Cost	298,545	283,178	5.4%	294,967	1.2%	291,451
Deposits from Central Bank of Brazil and deposits from credit institutions	38,022	42,362	-10.2%	37,965	0.1%	51,527
Customer deposits	182,242	178,638	2.0%	177,840	2.5%	174,474
Marketable debt securities	49,384	38,112	29.6%	49,480	-0.2%	38,590
Subordinated liabilities	11,696	10,603	10.3%	11,454	2.1%	10,908
Other financial liabilities	17,201	13,464	27.8%	18,228	-5.6%	15,952
Hedging Derivatives	182	25	628.0%	133	36.8%	36
Liabilities for Insurance Contracts	-	22,349	-100.0%	-	0.0%	-
Provisions	9,177	9,110	0.7%	9,143	0.4%	9,515
Tax Liabilities	14,109	12,063	17.0%	13,734	2.7%	11,876
Other Liabilities	3,887	4,628	-16.0%	3,369	15.4%	3,929
Total Liabilities	331,592	337,991	-1.9%	327,003	1.4%	321,854
Shareholders' Equity	79,697	76,032	4.8%	78,717	1.2%	77,045
Other Comprehensive Income	1,379	949	45.3%	1,466	-5.9%	968
Non-Controlling Interests	27	11	145.5%	25	8.0%	19
Total Equity	81,103	76,992	5.3%	80,208	1.1%	78,032
Total Liabilities and Equity	412,695	414,983	-0.6%	407,211	1.3%	399,886

Loan Portfolio

The growth strategy of Banco Santander remains supported by the most profitable segments: Individuals and Small and Medium-sized Entities. As a result, the total portfolio reached R$206,735 million, increase 11.9% in twelve months and 1.2% in the quarter.

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities and subordinated liabilities) reached R$281,344 million in 2012, increase of 4.3% compared with 2011.

3. Stockholders’ Equity

Banco Santander consolidated shareholders’ equity amounted to R$81,103 million on September 30, 2012, compared to R$76,993 million on September 2011 and R$78,032 million on December 2011.

The evolution of shareholders’ equity is due to income R$4,648 and the adjustment positive of other comprehensive income amounting to R$410 million, partially reduced by dividends and interest on capital of R$1,970 million, approved by the Board.

In 2012 was acquired 3,073,418 Units which held in treasury. The balance accumulated of treasury shares on September 30, 2012, amounting to 8,454,218 Units (December 31, 2011 – 5,380,800) equivalent to R$132,183 (December 31, 2011 – R$79,547). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$14.10, R$15.64 and R$18.52. In 2011 was acquired and held in treasury 1,732,900 ADRs, in the amount of R$35,962 (December 31, 2011 - R$33,221). The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on September 30, 2012 was R$14.82 per Unit and US$7.37 per ADR.

Dividends and Interest on Capital

On June 30, 2012 and September 30, 2012, were posted dividends of R$900 million and R$500 million respectively, correspondent to interim dividends of R$840 million based on reserve for dividend equalization and intercalary dividends of R$560 million based on retained earnings.

Interest on capital of R$570 million, which R$400 million on March 31 and R$170 million at June 30, 2012. The amount of interest on capital and interim dividends will be fully attributed to mandatory dividends for fiscal year 2012, the amounts outstanding, R$1,470 million was paid on August 29, 2012 and R$500 million will be paid from February 26, 2013, without any compensation to monetary.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 22.1%, disregarding the effect of goodwill, as determined by the international rule, the index is 18.6%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly discloses information relating to risk management and Regulatory Capital (PRE), with further details of the structure and methodology at the website http://www.santander.com.br/ri.

Analysis of Income by Segment

Banco Santander operates three business segments: Commercial Bank, Global Wholesale Bank and Asset Management and Insurance. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On September 30, 2012, the Commercial Bank accounted for 54% of profit before tax. The Global Wholesale Bank achieved 41% and Asset Management and Insurance, reached 5%.

The profit before tax for the Commercial Banking on September 30, 2012 was R$2,620. The Global Wholesale Bank recorded a profit before tax of R$1,995 million. The segment of Asset Management and Insurance had a profit before tax of R$264 million on September 30, 2012.

Results by Segment	09.30.12	09.30.11	Annual Change %	3° Quarter of 2012	2° Quarter of 2012	Quarterly Change %
R$ Million

Commercial Bank *	2,620	3,359	-22.0%	1,253	(394)	-418.0%
Global Wholesale Banking	1,995	2,282	-12.6%	602	700	-14.0%
Asset Management and Insurance	264	731	-63.9%	73	70	4.3%
Profit Before Tax	4,879	6,372	-23.4%	1,928	376	412.8%

* Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the losses amounting R$1,117,166 due the effects of the exchange devaluation of the Real against the Dollar on the nine-month ended September 30, 2012 the profit before tax for the commercial banking was R$3,732,289.

• Subsequent Events

Extension of time to reach the minimum percentage of outstanding shares (free float) of 25%.

On October 5, 2012, Banco Santander announced to the market, that the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros (BM&FBOVESPA), granted the petition of Banco Santander and its controlling shareholders for extension of time to meet the minimum 25% free float requirement until October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the realization of sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad market (including in the form of American Depositary Receipts - "ADRs") and / or issuing new shares.

• Strategy

As part of the strategy of becoming the best and most efficient universal bank in Brazil, several improvements were made, as:

• Improvement of credit analysis processes, generating more agility and autonomy in the branch network;
• simplifying documentation processes, thereby speeding up response to Mortgage Loans Applications;
• expansion of access channels to Santander Mobile;

All these initiatives are aligned with the mission announced by the Bank: “To be our customers’ choice for being the simple and safe, efficient and profitable Bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust.” A few results are already positive – one example is that Banco Santander has significantly improved its position in the Bacen ranking of institutions with more complaints, moving from the third position in February to the sixth in August 2012.

Another fact worth mentioning is the recognition of the role of Banco Santander in sustainability. The strategy, based on three pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses, was recognized by the market. In September, the Bank was recognized as the greenest company in the category "Financial Institution" and is among the 20 companies with the best environmental practices of "Prêmio Época Empresa Verde” (Green Company Época Awards), sponsored by Editora Globo.

Santander’s strategy is based on the following objectives:

• to be the best bank in service quality, sustained by the operational efficiency of the technological platform;
• the focus on improving customer services through quality services and infrastructure;
• to intensify the relationship with customers in order to become the bank of choice of our customers by 2013;
• to increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business and mortgages;
• to take advantage of cross selling opportunities for products and services;
• to continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;
• to maintain its prudent risk management.

In Brazil, the Bank shares the best global practices that set its business model, which is based on 5 main pillars.

1) Customer oriented;
2) Global brand;
3) Cost efficiency;
4) Prudent risk management; and
5) Solid balance sheet.

With a BIS Ratio of 22.1%, Banco Santander is the most capitalized bank among the largest retail banks, with comfortable liquidity and coverage levels, and funding and capital independence from its head office. These, among other factors, permitted Banco Santander to be considered the eleventh most solid bank in the world and the first in Brazil by Bloomberg Markets Magazine.

• Main Subsidiaries

As of September 30, 2012, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$53,516 million, a lease and other credits portfolio of R$4,687 million, and stockholders' equity of R$10,375 million. Net income for the first nine months of 2012 was R$706 million.

As of September 30, 2012, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) reached R$36,044 million in total assets, R$26,773 million in lending operations and others credits, and R$1,122 million of stockholder´s equity. The loss for the first nine months of 2012 was R$100 million.

As of September 30, 2012, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$868 million and stockholders' equity of R$295 million. Net income for the first nine months of 2012 was R$53 million.

As of September 30, 2012, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$314 million. The stockholders' equity of R$224 million, and net income for the first nine months of 2012 was R$44 million. The stockholders’ equity of investment funds reached Consolidated R$113,576 million.

As of September 30, 2012, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC) reported total assets of R$1,975 million and stockholders' equity of R$1,953 million. Net income for the first nine months of 2012 was R$708 thousand.

Numbers reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

Rating Branches

Banco Santander is rated by the main international agencies and the ratings assigned reflect its operating performance and the quality of its management. In July, Standard & Poor’s upgraded Santander Brasil’s short term rating (Global Scale) from A-3 to A-2. Besides that, on October, 16, 2012, the agency reaffirmed all the ratings of Banco Santander. The following table presents the ratings assigned by the world’s three main rating agencies.

Agency Ratings	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Perspective)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)
Standard & Poor’s (Perspective)	BBB (estable)	A-2	BBB (estable)	A-2	brAAA (estable)	brA-1
Moody’s (Perspective)	Baa1 (estable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (estable)	Br-1
Ratings assigned according published reports of the Rating agencies: Fitch Ratings (June 13, 2012); Standard & Poor’s (November 29, 2011 and July 11, 2012) and Moody’s (June 27, 2012).

• Corporate Governance

In the third quarter of 2012 Risk Committee started the activities, adding expertise to other advisory committees of the Board of Directors: the Audit Committee, Corporate Governance and Sustainability Committee and Compensation and Nominating Committee. The Risk Committee analyze issues related to policies, operational guidelines and methodologies for capital allocation, risk management and exposure limits for Banco Santander in Brazil. In the same period, the Board of Directors of the Bank implemented its self-evaluation, thus contributing to a corporate governance system more robust and in line with best practices.

On August 24, 2012, the Bank approved, for another year, the Buyback Program, whose objectives are: (1) maximize the value creation for shareholders through an efficient management of capital structure; (2) enabling the payment in Units of directors, managerial employees and other employees of the Bank and companies under its control, pursuant to the Plan of Long-Term Incentive; and (3) enabling the risk management resulting from the rendering of market maker services by the Company in Brazil of certain index funds every time the Units are included in the portfolio of the reference index of such funds, pursuant to applicable regulation.

On September 26, 2012, the Board of Directors approved the amendment of Policy for Related-Party Transactions and of Audit Committee Internal Rules. In the same date, it approved the proposed grant of Incentive Plan - Long-Term Investment in Deposit Share Certificate (“Units”), which aims the payment of funds by the Bank to certain managers and management level employees of the Banco Santander and companies under its control, exclusively for investment in Units issued by the Bank, which will be submitted to the approval of the Extraordinary General Meeting ("EGM").

On September 28, 2012, the Company’s Management convened the EGM to be held on October 31, 2012, to deliberate on the proposal for conferring the "Incentive Plan - Long-Term Investment Certificate of Deposit Shares ("Units") of the Bank above indicated and the election of two new members to the Board of Directors of the Bank, Mr. Conrado Engel, currently Executive Vice President Senior of the Bank, responsible for the Retail segment and Ms. Marilia Artimonte Rocca, who fulfills the requirements of Independent Director.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client, together with the Santander Spain Group:

• to approve the proposals and operations and limitations of clients and portfolio;
• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;
• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group; and
• to be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

The Executive Vice-Presidency of Risk is divided into areas with two types of approach:

• methodology and control, which adapts the policies, methodologies and the risk control systems; and
• business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.
The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

• independence from the risk function in relation to business;
• effective participation of management in decision-making;
• a consensus between the risk and business departments on decisions involving credit operations;
• collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;
• the use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

• global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

• the retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

• the definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

5. Social and Environmental Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

6. Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subject to different Vice Presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and operational risk loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord - BIS II (as regulated by the Central Bank), and Sarbanes-Oxley requirements. It is aligned with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the portion of the PRE for operational risk.

The review conducted on the effectiveness of internal controls of 2011 in companies of Banco Santander, to comply with Sarbanes-Oxley section 404 requirements, has been completed in March 2012, and no material issues were identified.

Additional information of management models, can be found at annual report, at: http://www.santander.com.br/ri.

• People

For the Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures, merit-based compensation and non-financial recognition;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate.

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 55 thousand in Brazil alone and more than 100 million clients.

• Sustainable Development

The Banco Santander was recognized as the greenest financial institution in Brazil by the 2nd edition of Prêmio Época Empresa Verde (Green Company Época Awards). The award, sponsored by Editora Globo in partnership with PricewaterhouseCoopers (PwC), was awarded on September seventeenth in São Paulo. For the Banco Santander, sustainability is a key factor for Brazil’s growth and we reaffirm, based on our attitudes, our strong commitment to society through initiatives focused on three pillars: Social and Financial inclusion, Education and Social and Environmental Business Management."

In late August, we launched the campaign "Santander invests heavily in Brazil by investing on sustainability." The campaign ran in major national magazines (Veja, Carta Capital, Exame, etc.), and reinforces our belief that sustainability is the way of doing business that generates results for all. The ads present the three pillars in which we work: promoting social and financial inclusion; investing in education; contributing to companies to adopt sustainability practices and improving the environmental management of business. In addition to the campaign, we launched a series of infographics in the website (www.santander.com.br/sustentabilidade) “Espaço de Práticas” (Space for Sustainability Practices) highlighting opportunities and challenges in Brazil's growth and how Santander’s initiatives is contributing to sustainable development.

Also in September, the program Projeto Escola Brasil (PEB) celebrated its fourteenth anniversary. PEB is a volunteering program in which employees support public schools in partnership with principals, students, parents, teachers, employees and other members of the school community. To celebrate, we launched the website “Voluntários Santander” (Santander's volunteers), which shares the initiatives with society. The program includes the participation of 2,694 volunteers in 195 schools across the country.

• Corporate Restructuring

In the last years have been implemented the following corporate restructurings, representing steps in the process of consolidation of Banco Santander's investment in the country and streamlining of its organizational and operational structure:

a) Establishment of foreign subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil Establecimiento Financieiro de Credito, S.A. (Santander EFC), in order to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The pay up the share capital of the subsidiary, was carried out, amounting €748 million.

b) Sale of Zurich Santander Brasil Seguros e Previdência S.A. (new corporate name of Santander Seguros S.A.)

Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction"), by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A.) for (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741,102 (received in October 5,2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463, main represented by R$21,551,422 of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349,428, main represented by R$21,278,718 of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$424,292, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and that is currently the owner of the shares initially transferred to Zurich Santander.

The final sale and purchase price based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products during 25 years, through its network branch, with the exception of automobile insurance not included in the scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to the received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

c) Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of the split portion to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização's S.A. capital. The partial spin-off was approved by Susep on August 9, 2011.

d) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios ("Incorporated") by Santander Brasil Consórcio ("Incorporator") ("Incorporation") which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

The incorporation represents a step in the process of consolidation of Santander Conglomerate's investment in the country, with the consequent strengthening of its organizational and operational structure.

In addition to approval by shareholders of companies, the incorporation will be subject to approval by the Bacen.

e) Others

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil), on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil;

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) by Santander Participações S.A. (Santander Participações, current name of Santander Advisory Services S.A.), on August 31, 2011, and that the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities) capital.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that the period ended September 30, 2012, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, other professional services of any kind, not classified as independent auditing services.

São Paulo, October 24, 2012
The Board of Directors The Executive

(Adopted at the Meeting of the Board of 10/24/2012).
***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer